Exhibit 2.1
12 July 2006
CAMPBELL’S UK LIMITED
CAMPBELL SOUP UK LIMITED
CAMPBELL NETHERLANDS HOLDING BV
CAMPBELL INVESTMENT COMPANY
CAMPBELL SOUP COMPANY
HL FOODS LIMITED
PREMIER FOODS INVESTMENTS LIMITED
PREMIER FOODS PLC

AGREEMENT
for the sale and purchase of
all of the issued share capital of each of
Campbell Grocery Products Limited,
and
Campbell Soup Ireland Limited
and
certain Intellectual Property rights

34.	CONFLICT WITH OTHER AGREEMENTS		19
35.	WHOLE AGREEMENT		19
36.	WAIVERS, RIGHTS AND REMEDIES		20
37.	COUNTERPARTS		20
38.	VARIATIONS		20
39.	LIABILITY OF THE SELLERS		20
40.	INVALIDITY		20
41.	THIRD PARTY ENFORCEMENT RIGHTS		20
42.	GOVERNING LAW AND JURISDICTION		21
SCHEDULE 1 SELLER WARRANTIES			22
	Part A : General/Commercial		22
	1.	The Sellers’ Group and the Shares	22
	2.	Financial Matters	23
	3.	Financial Debt and Obligations to Third Parties	24
	4.	Regulatory Matters	25
	5.	The Business Assets	25
	6.	Contractual Matters	26
	7.	Litigation and Investigations	27
	8.	Insolvency etc.	27
	Part B : IP/IT		28
	1.	IP	28
	2.	Information Technology	29
	3.	Data Protection	29
	Part C : Properties		29
	1.	General	29
	2.	Possession and Occupation	30
	3.	Title	30
	4.	Adverse Interest	30
	5.	Rights Etc.	30
	6.	Disputes	30
	7.	Planning Matters	30
	Part D : Environmental		31
	Part E : Employment		31
	Part F : Pensions		32
	Part G : TAX		34
SCHEDULE 2 LIMITATIONS ON LIABILITY			37
SCHEDULE 3 PURCHASER WARRANTIES			40
SCHEDULE 4 CONDUCT OF THE TARGET COMPANIES PRE-CLOSING			41
SCHEDULE 5 CONDUCT ON INVESTIGATIONS BY GOVERNMENTAL ENTITIES PRIOR TO CLOSING			44
SCHEDULE 6 CLOSING ARRANGEMENTS			45
	Part A : Sellers Obligations		45

Part B : Purchasers Obligations		46
Part C : Inter-Company Debt		46
Part D : General		46
SCHEDULE 7 INTELLECTUAL PROPERTY		48
SCHEDULE 8 PROPERTIES		49
SCHEDULE 9 TAX COVENANT		51
1.	Interpretation	51
2.	Covenant to Pay	53
3.	Exclusions	53
4.	Overprovisions	55
5.	Costs and Expenses	56
6.	Double Recovery	56
7.	Tax Refunds	56
8.	Secondary Liabilities	57
9.	Notification of Claims and Conduct of Disputes	58
10.	Due Date of Payment and Interest	59
11.	Recovery from Third Parties/Tax Savings	60
12.	Management of Pre-Closing Tax Affairs	61
13.	Conduct of Other Tax Affairs	64
SCHEDULE 10 INTER-COMPANY DEBT		65
SCHEDULE 11 POST-CLOSING FINANCIAL ADJUSTMENTS		67
Part A : Preliminary		67
Part B : Specific Accounting Treatments		68
Part C : Closing Statement		69
Part D : Financial Adjustments		71
SCHEDULE 12 ALLOCATION OF UK IP PRICE		74
SCHEDULE 13 DEFINITIONS AND INTERPRETATION		75
Exhibits referred to in this Agreement

EXHIBIT 1	THIRD PARTY ASSURANCES
Part A:	Third Party Assurances given by Sellers’ Group
Part B:	Third Party Assurances given by Target Companies
EXHIBIT 2	INFORMATION ON TARGET COMPANIES
Part A:	Details of the Campbell Grocery Products Limited
Part B	Details of Campbell Soup Ireland Limited
Part C	Details of the subsidiaries of Campbell Soup Ireland Limited
EXHIBIT 3	REGISTERED IP
EXHIBIT 4	FINANCIAL ADJUSTMENTS
Target Working Capital, Closing Statement Format
EXHIBIT 5	CAMPBELL’S TRADE MARK LICENCE
EXHIBIT 6	EXCLUDED EMPLOYEES

AGREEMENT
dated 12 July 2006
BETWEEN:
(1)	Campbell’s UK Limited, a company incorporated in England & Wales with registered number 3508777 whose registered office is at Hardwick Road, King’s Lynn, Norfolk, PE30 4HS (CUKL);

(2)	Campbell Soup UK Limited, a company incorporated in England & Wales with registered number 4173641 whose registered office is at Hardwick Road, Kings Lynn, Norfolk, PE30 4HS (CSUKL);

(3)	Campbell Netherlands Holding B.V., a company incorporated in the Netherlands with registered number 9088775 whose registered office is at Hardwick Road, Kings Lynn, Norfolk, PE30 4HS (CNHBV and, together with CSUKL, the Business Sellers);

(4)	Campbell Investment Company of 200 Continental Drive, Suite 102, Newark, Delaware 19713, USA; (CIC and, together with CUKL, the Share Sellers, and together with CUKL, and the Business Sellers, the Sellers);

(5)	Campbell Soup Company of 1 Campbell Place, Camden, New Jersey, 08103-1799, USA (the Sellers’ Parent);

(6)	Premier Foods Investments Limited, a company incorporated in England and Wales with registered number 04426994 whose registered address is at 28, The Green, Kings Norton, Birmingham, B38 85D (the Share Purchaser);

(7)	HL Foods Limited, a company incorporated in England and Wales with registered number 02560855 whose registered address is at 28, The Green, Kings Norton, Birmingham, B38 85D (the Business Purchaser and together with the Share Purchaser, the Purchasers);

(8)	Premier Foods plc, a company incorporated in England and Wales (registered number 05160050) whose registered office is at Premier House, Centrium Business Park, Griffiths Way, St. Albans, Hertfordshire, AL1 2RE (the Purchaser’s Parent).
(together the parties)
Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 13.
IT IS AGREED:
1. Sale and Purchase
1.1 The Share Sellers shall sell with full title guarantee and free from all Third Party Rights, and the Share Purchaser shall purchase, the Shares with effect from Closing with all rights then attaching, or which at any time hereafter may become attached, to them, including the right to receive all distributions and dividends declared, paid or made in respect of the Shares after Closing. The sale and purchase of the Shares shall be on the terms set out in this Agreement.

1.2 The Business Sellers shall sell and the Business Purchaser shall purchase on the terms of the IP Assignments and with effect from Closing the Business Intellectual Property Rights together with all goodwill in relation thereto and all rights of action and remedies, powers and benefits pertaining thereto including the right to sue for past infringement without prejudice to the rights of the Business Sellers to receive from the Business Purchasers damages recovered in respect of any infringement occurring prior to Closing.
2. Price
2.1 The price for the Shares and the Business Intellectual Property Rights (the Final Price) shall be the aggregate of the UK Final Share Price and the Irish Final Share Price and the UK IP Price.
2.2 The price for the UK Shares (the UK Final Share Price) shall be the amount which results from taking £205 million (the UK Cash Free/Debt Free Price) and:
(a)	subtracting the aggregate of the External Debt and the Inter-Company Non-Trading Payables of the UK Company;
(b)	adding the aggregate of the Cash and the Inter-Company Non-Trading Receivables of the UK Company; and
(c)	adding the amount of the difference between the Working Capital of the UK Company and the Target Working Capital of the UK Company if such Working Capital is greater than such Target Working Capital (or subtracting the amount of such difference if such Working Capital is less than such Target Working Capital).
2.3 The price for the Irish Shares (the Irish Final Share Price) shall be the amount which results from taking £30 million (the Irish Cash Free/Debt Free Price) and:
(a)	subtracting the aggregate of the External Debt and the Inter-Company Non-Trading Payables of the Irish Companies;
(b)	adding the aggregate of the Cash and the Inter-Company Non-Trading Receivables of the Irish Companies; and
(c)	adding the amount of the difference between the aggregate Working Capital of the Irish Companies and the Target Working Capital of the Irish Companies if such aggregate Working Capital is greater than such Target Working Capital (or subtracting the amount of such difference if such aggregate Working Capital is less than such Target Working Capital).
2.4 The price for the Business Intellectual Property Rights (the UK IP Price) shall be £225 million.
2.5 At Closing, the Purchasers shall pay to the Sellers the aggregate of:
(a)	the amount in sterling (the UK Initial Share Price) which is the UK Cash Free/Debt Free Price (i) minus the aggregate of the Estimated External Debt and the Estimated Inter-Company Non-Trading Payables of the UK Company (ii) plus the aggregate of the Estimated Cash and the Estimated Inter-Company Non-Trading Receivables of the UK Company. For the purpose of calculating the UK Initial Share Price, if any Estimated Inter-Company Non-Trading Debt of the UK Company is expressed in a currency other than sterling, it shall be converted into sterling at the Exchange Rate as at the date which is 2 clear Business Days before the Closing Date;
(b)	the amount in sterling (the Irish Initial Share Price) which is the Irish Cash Free/Debt Free Price (i) minus the aggregate of the Estimated External Debt and the Estimated Inter-Company Non-Trading Payables of the Irish Companies (ii) plus the aggregate of the Estimated Cash and the Estimated Inter-Company Non-Trading Receivables of the Irish Companies. For the purpose of calculating the Irish Initial Share Price, if any Estimated Inter-Company Non-Trading Debt of the Irish Companies is expressed in a currency other than sterling, it shall be converted into sterling at the Exchange Rate as at the date which is 2 clear Business Days before the Closing Date;
together the Initial Share Price; and
(c)	the amount in sterling of the UK IP Price.
2.6 The UK Final Share Price and the Irish Final Share Price shall be calculated after Closing on the basis set out in Schedule 11. The Final Price shall be satisfied by (i) the payment at closing of the Initial Share Price and the UK IP Price by the Purchasers to the Sellers in accordance with clause 2.5 and (ii) the payment after Closing of any Financial Adjustments due from the Share Purchaser to the Share Sellers or from the Share Sellers to the Share Purchaser, respectively, in accordance with the provisions of Schedule 11. Any payments required to be made under the Financial Adjustments shall be treated as adjusting the UK Initial Share Price or the Irish Initial Share Price as the case may be, thus resulting after such adjustment in the UK Final Share Price and the Irish Final Share Price. The UK Final Share Price and the Irish Final Share Price shall (subject to any further adjustment, if applicable, pursuant to clauses 2.7 and 2.8) be adopted for all tax reporting purposes. The UK IP Price shall be apportioned between the Business Intellectual Property Rights in accordance with Schedule 12 and the price given to each such Business Intellectual Property Right shall (subject to any adjustment, if applicable, pursuant to clauses 2.7 and 2.8) be adopted for all tax reporting purposes.
2.7 Subject to clause 2.8, any payment made in satisfaction of a liability arising under a Sellers Obligation or a Purchasers Obligation shall be made on the following basis:
(a)	if it is specifically referable to the UK Company, the Irish Companies or the Business Intellectual Property Rights or certain of the Business Intellectual Property Rights, or some or all of those in an identifiable proportion, it shall, so far as possible, be made by or to the relevant Seller(s) to or by the relevant Purchaser(s) and shall adjust the price paid for the UK Shares, the Irish Shares and/or the Business Intellectual Property Rights (or relevant Business Intellectual Property Rights), as appropriate; or
(b)	if it is not specifically referable to the UK Company, the Irish Companies or the Business Intellectual Property Rights or certain of the Business Intellectual Property Rights or some or all of those in an identifiable proportion, it shall be made by or to the relevant Seller(s) to or by the relevant Purchaser(s) and shall adjust the price paid for the UK Shares, the Irish Shares and/or the Business Intellectual Property Rights in such proportions as the Sellers and the Purchasers shall agree, or in the absence of such agreement, it shall be made by or to the Sellers and shall adjust to the greatest extent possible the price paid for the Business Intellectual Property Rights pro rata to the monetary amounts of the price paid for each of the Business Intellectual Property Rights, following which it shall adjust the price paid for the UK Shares and the price paid for the Irish Shares pro rata to the monetary amounts of the UK Final Share Price and the Irish Final Share Price.
2.8 If any payment made in satisfaction of a liability under a Sellers’ Obligation pursuant to clause 2.7 would, but for this clause 2.8, reduce the price of the UK Shares, the Irish Shares or any of the Business Intellectual Property Rights to less than £1, then such payment or adjustment shall be made on the following basis:
(a)	the price of the UK Shares, the Irish Shares or the relevant Business Intellectual Property Rights (as the case may be) shall be reduced to £1; and
(b)	the balance shall adjust in accordance with clause 2.7 the price for the Shares and/or the Business Intellectual Property Rights that have not been adjusted under clause (a).
3. Condition to Closing
3.1 Closing shall be conditional on the following Condition having been fulfilled or waived (or deemed to have been fulfilled or waived) in accordance with this Agreement: Premier Foods plc’s shareholders validly passing a separate ordinary resolution to approve the transactions contemplated by this Agreement pursuant to the Listing Rules of the UK Listing Authority which is not itself conditional upon the passing of any other resolution.
3.2 The Purchasers shall, at their own cost, use all reasonable endeavours to ensure that the Condition is fulfilled promptly after the date of this Agreement. The provisions of Schedule 5 shall apply in the event that any Governmental Entity shall investigate, or request information or documentation in connection with the transaction contemplated by the Transaction Documents prior to Closing.
3.3 The Condition set out in Clause 3.1 may only be waived by the Purchasers in writing.
3.4 The Sellers and the Purchasers shall each notify the other promptly upon becoming aware that the Condition has been fulfilled. The first Business Day on or by which all Conditions have been fulfilled (or waived in accordance with clause 3.3) is the Unconditional Date.
3.5 If the Unconditional Date has not occurred on or before 4 months from signing of this Agreement (or such longer period as the Sellers and the Purchasers may agree) this Agreement shall automatically terminate (other than the Surviving Provisions). In such event, no party (nor any of their Affiliates) shall have any claim under this Agreement of any nature whatsoever against the other parties (or any of its Affiliates) except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.
4. Pre-Closing Seller undertakings
From the date of this Agreement until Closing, the Sellers shall (except as may be approved in writing by the Purchasers) ensure that the business of each Target Company is carried on in all material respects only in the ordinary course and shall comply with the obligations set out in Schedule 4, and the Sellers shall notify the Purchasers immediately upon becoming aware of a breach or suspected breach of any of those obligations.
5. Pre-Closing Purchasers’ Undertakings
The Purchasers undertake to the Sellers that:

(a)	they will use all reasonable efforts to ensure that: (i) a circular relating to the transactions contemplated by this Agreement (the Circular) is posted to the shareholders of Premier Foods plc as soon as practicable after the date of this Agreement and in any case by no later than 31 July, 2006; and (ii) an extraordinary general meeting of Premier Foods plc (the EGM) is called for a date not later than 16 August, 2006; and
(b)	the Circular will include a recommendation from the directors of Premier Foods plc that the shareholders of Premier Foods plc vote in favour of the resolutions proposed in the Circular, provided that the directors will not be obliged to act other than in accordance with their fiduciary duties.
6. Break Payment
This Agreement shall automatically terminate if any of the resolutions required to be approved by the shareholders of Premier Foods plc in order for the transactions contemplated by this Agreement to become effective is not duly passed at the EGM.
In the event of such termination, the Purchasers agree to pay to the Sellers by way of compensation for any loss suffered an amount (which shall be exclusive of VAT, if applicable, except to the extent not recoverable by way of credit or repayment by the Purchasers or any group of which the Purchasers are members) equal to £7.5 million (the Break Payment). If the Break Payment becomes payable, the Purchasers shall pay it in accordance with clause 25 (Payments) within 5 Business Days after the termination occurs.
7. Closing
7.1 Closing shall take place at the London offices of the Sellers’ lawyers on the first Business Day following the Unconditional Date (the Closing Date).
7.2 At Closing each of the Sellers and the Purchasers shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 6.
7.3 The provisions of Schedule 9 shall apply in relation to taxation and shall come into full force and effect at Closing.
8. Sellers warranties
8.1 The Sellers warrant to the Purchasers as at the date of this Agreement in the terms of the Warranties (except for the Tax Warranties, which shall be given by the Share Sellers only). The Sellers’ Parent warrants to the Purchasers as at the date of this Agreement in the terms of Warranties 1.1(a), 1.1(b), and 1.2(a) of Part A : of Schedule 1. The Warranties, other than the Warranties contained in Part A, Section 1 of Schedule 1, are given subject to the limitations set out in Schedule 2; and the Tax Warranties are given subject to the limitations set out in the Tax Covenant insofar as they are expressed to apply to the Tax Warranties.
8.2 None of the limitations in Schedule 2 or the Tax Covenant shall apply to any Claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation by any director or officer of any member of the Sellers’ Group.

9. Purchasers’ warranties
The Purchasers warrant to the Sellers as at the date of this Agreement in the terms of the warranties set out in Schedule 3. The Purchasers’ Parent warrants to the Sellers as at the date of this Agreement in the terms of warranties 1, 2 and 3 of Schedule 3.
10. Conduct of Purchasers’ claims
10.1 If the Purchasers become aware of any claim by a third party (a Third Party Claim) which might reasonably be expected to result in a Non-Tax Claim being made, the Purchasers shall:
(a)	as soon as reasonably practicable thereafter (and in any event within 10 Business Days of becoming aware of it) give notice of the Third Party Claim or other matter or circumstance to the Sellers and ensure that the Sellers and their representatives are given all reasonable information and facilities to investigate it;
(b)	not (and ensure that each member of the Purchasers’ Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without prior consultation with the Sellers so long as reasonably practicable to do so;
(c)	(subject to the Purchasers or the relevant member of the Purchasers’ Group being indemnified by the Sellers against all reasonable out of pocket costs and expenses including, for the avoidance of doubt, legal costs incurred in respect of that Third Party Claim) ensure that it and each member of the Purchasers’ Group shall:
(i)	take such action as the Sellers may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim; and

(ii)	provide such information and assistance as the Sellers may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim, provided that, in each case, such actions or inactions are not and will not be, in the reasonable opinion of the Purchasers, materially prejudicial to the business of any member of the Purchasers’ Group.
10.2 The provisions of the Tax Covenant shall apply with respect to any claim or potential claim by a third party, or any other matter or circumstance, which might result in a Tax Claim.
11. No Rights of Rescission or Termination
The Purchasers shall not be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.
12. Intellectual Property
The provisions of Schedule 7 shall apply in respect of the use of Intellectual Property Rights by the Sellers’ Group and the Purchasers’ Group after Closing.

13. Employee Benefits
13.1 The provisions of this Clause 13.1 to 13.4 shall apply to and in respect of the Employees only for so long as the Employees continue in the employment of any member of the Purchasers’ Group or any person to whom the whole or any part of the Purchasers’ Group is transferred.
13.2 The Purchasers shall procure that, for a period of two years following the Closing Date, Employees who are employed shall be employed on terms and conditions (whether contractual or otherwise), and provided with Benefits, which are no less favourable taken as a whole in respect of each Employee than those which apply in respect of each Employee at Closing (giving due credit to the Employees for any additional service or earnings from the date of Closing onwards).
13.3 This Clause 13 shall not constitute a guarantee that the Employees will continue to be employed following Closing.
13.4 The Purchasers agree that if the Purchasers are in breach of any of the provisions of this Clause 13, the Sellers may, at their discretion, and without limitation, seek to procure compliance with such provisions by the Purchasers by applying to the court for damages and/or specific performance. The parties agree that damages or specific performance may not be an adequate relief for such breach and that injunctive relief would be reasonable and essential to safeguard the legitimate interests of the parties. Accordingly, the Purchasers acknowledge that the Sellers will be entitled to seek injunctive relief in respect of any actual or threatened breach of this Clause 13 (in addition to any other remedies) and the Purchasers shall not object to the appropriateness of such relief being sought.
14. Retirement Benefits
14.1 The Purchasers shall pay to the Sellers a sum equal to any Costs which the Sellers or any Associated Person or Connected Person may (i) in the period from the date of this Agreement (providing Closing occurs) until 12 months after Closing sustain, incur or pay pursuant to any financial support direction and (ii) in the six years after Closing sustain, incur or pay pursuant to any contribution notice made or issued by the Pensions Regulator under sections 38 and 43 of the Pensions Act 2004 which requires the Sellers, or any Associated Person or Connected Person to contribute to or financially support the UK Pension Scheme, provided that no claim can be made by the Sellers under (ii) above if the contribution notice is being issued by the Pensions Regulator as a result of or in relation to an action taken by or a failure to act by the Sellers or any Associated Person or Connected Person (other than the entering into of this Agreement or any action taken or failure to act that is connected or related thereto or to the Proposed Transaction) on or before Closing.
Associated Person and Connected Person have the meanings attributed to them by the Pensions Act 2004 and Associated and Connected shall be construed accordingly.
14.2 The Sellers shall procure that prior to Closing the UK Company shall comply with its obligations under section 69 of the Pensions Act 2004 to notify the Pensions Regulator of the Proposed Transaction and that otherwise the Sellers agree that (unless required by law) neither they nor the UK Company shall contact or respond to the Pensions Regulator either directly or through a third party in respect of any matter involving the UK Pension Scheme without prior consultation with the Purchaser.
14.3 With effect from Closing, the Purchasers shall assume all liabilities and obligations of Campbell Soup Company under the terms of the transfer deed dated 8 May 2003 between,

Campbell Grocery Products Limited, Campbell Soup Company and Unilever plc (the Pension Transfer Deed).
14.4 The Purchasers shall indemnify the Sellers in respect of any liability incurred by Campbell Soup Company, or any other company within the Sellers’ Group to make a payment after Closing to the UK Pension Scheme in accordance with clause 9 of the Pension Transfer Deed.
15. Supply Contracts
15.1 The Sellers shall indemnify the Purchasers in respect of any Losses suffered or incurred by the Purchasers or any relevant member of the Target Companies arising out of or in connection with:
(a)	a default by any member of the Sellers’ Group under the Supply Contracts; or
(b)	any guarantee given by a Target Company of the liabilities and obligations of any member of the Sellers’ Group under the Supply Contracts.
15.2 The Purchasers shall indemnify the Sellers in respect of any Losses suffered or incurred by the Sellers or any relevant member of the Sellers’ Group arising out of or in connection with:
(a)	a default by any Target Company under the Supply Contracts; or

(b)	any guarantee given by any Sellers’ Group of the liabilities and obligations of any Target Company under the Supply Contracts.
15.3 Each of the Sellers and the Purchasers shall not, and shall procure that no other member of their respective Groups shall extend the terms of any Supply Contracts to which they are a party and from which members of the other’s Group also benefit, without the prior written consent of the other party.
16. Intra-Group Arrangements
The Parties undertake not to terminate any of the agreements between any Target Company and any member of the Sellers’ Group referred to in the Disclosure Letter as specific disclosures against Warranty 6.1(c) by reason of the change of control of any of the Target Companies envisaged by this Agreement and shall procure that any minimum volume commitments set out in those agreements shall not apply.
17. Withholdings and tax on payments
17.1 All sums payable under this Agreement shall be paid free and clear of all deductions and withholdings unless the deduction or withholding is required by law, in which event (and other than in respect of interest) the payer shall pay such additional amount as shall be required to ensure that the net amount received under this Agreement will equal the full amount which would have been received had no such deduction or withholding been required to be made.
17.2 If any tax authority brings into charge to tax any sum paid under this Agreement (other than in respect of interest and other than in respect of the Initial Share Price, the UK IP Price or any payment pursuant to Schedule 11 (post-closing Financial Adjustments) or clause 20 and Schedule 10 (payment of inter-company debt)), then the payer shall pay such additional amount as shall be required to ensure that the total amount paid, less the tax chargeable on such amount, is equal to the amount that would otherwise be payable under this Agreement.
17.3 To the extent that any deduction, withholding or tax in respect of which an additional amount has been paid under clause 17.1 or 17.2 results in the payee obtaining a relief (all reasonable endeavours having been used to obtain such relief), the payee shall pay to the payer, within ten Business Days of obtaining the benefit of the relief, an amount equal to the lesser of the value of the relief obtained and the additional sum paid under clause 17.1 or 17.2.
17.4 Clauses 17.1 and 17.2 above shall not apply to the extent that the deduction, withholding or tax would not have arisen but for:
(a)	in the case of 17.2 only, the payee not being tax resident in the UK or having some connection with a territory outside the UK; or

(b)	a change in law after Closing; or

(c)	an assignment by the payee of any of its rights under this Agreement.
18. Insurance
18.1 From the date of this Agreement until (and including) Closing, members of the Sellers’ Group and the Target Companies shall continue in force all policies of insurance maintained by them in respect of the Target Companies.
18.2 If, before Closing, any matter occurs in relation to any of the Target Companies or any of their businesses or assets and any Target Company or member of the Sellers’ Group has any right to make a claim in respect of it under the terms of any insurance policy, then the Sellers undertake, or procure that the relevant member of the Sellers’ Group undertakes, to use reasonable endeavours to make recovery under the relevant policy prior to Closing. To the extent that any such recovery is made prior to Closing, the Sellers shall procure that the proceeds (less any tax thereon and any costs or expenses of recovering those proceeds) are applied to the restoration or replacement of the relevant insured asset(s) or that they are otherwise either passed to the relevant Target Company before Closing or are passed to the Purchasers (on behalf of the relevant Target Company) at Closing.
18.3 Upon Closing, all insurance cover arranged in relation to the Target Companies by the Sellers’ Group (whether under policies maintained with third party insurers or other members of the Sellers’ Group) shall cease (other than in relation to insured events taking place before Closing) and no member of the Purchasers’ Group shall make any claim under any such policies in relation to insured events arising after Closing. The Sellers shall be entitled to make arrangements with its insurers to reflect this clause.
19. Product Quality
Save to the extent of any Claim in respect of the Warranties set out in paragraphs 4.3 and 4.4 of Part A of Schedule 1, the Sellers shall not be liable under this Agreement or otherwise for Costs incurred by any person in connection with any contamination by illegal or unapproved colorant of any product delivered by any Target Company at any time after Closing.

20. Payment of Inter-Company Debt
The provisions of Schedule 10 shall apply in respect of the payment of Inter-Company Non-Trading Debt and Inter-Company Trading Debt.
21. Payments in relation to Excluded Brands
The Purchasers shall, on behalf of the Sellers’ Group, collect all accounts receivable and pay all accounts payable in relation to any invoices delivered or received by the Target Companies prior to Closing in respect of the Excluded Brands, and pay to the Sellers as agents for the relevant member of the Sellers’ Group in accordance with clause 25, within 30 days of Closing, the net amount of any such receivables and payables.
22. Guarantees and other Third party assurances
22.1 The Purchasers shall ensure that at Closing each member of the Sellers’ Group is released in full from all Third Party Assurances listed in Part A of Exhibit 1 given by it in respect of obligations of any Target Company. In addition, the Purchasers shall use all reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any Third Party Assurance given in the ordinary course of trading in respect of any obligations of any Target Company, each member of the Sellers’ Group is released in full from such Third Party Assurance. Pending release of any Third Party Assurance referred to in this clause 22.1, the Purchasers shall indemnify the Sellers and each of their Affiliates against any and all Costs arising after Closing under or by reason of that Third Party Assurance.
22.2 The Sellers shall ensure that at Closing each Target Company is released in full from all Third Party Assurances listed in Part B of Exhibit 1 given by it in respect of obligations of any member of the Sellers’ Group or any other Third Party Rights. In addition, the Sellers shall use their reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance in respect of any obligations of any member of the Sellers’ Group, each Target Company is released in full from such Third Party Assurance. Pending release of any Third Party Assurance referred to in this clause 22.2, the Sellers shall indemnify the Purchasers and their Affiliates against any and all Costs arising after Closing under or by reason of that Third Party Assurance.
23. Non-solicitation and Non-Compete
23.1 The Purchasers shall not (and shall procure that each member of the Purchasers’ Group shall not) at any time prior to the second anniversary of Closing
(a)	solicit or entice away or seek to solicit or entice away from any member of the Sellers’ Group; or
(b)	employ or engage or offer to employ or engage (so as to cause, or with a view to causing, such individual to cease to be employed by a member of the Sellers’ Group)
any person who is a Senior Retained Employee. Notwithstanding the provisions of the foregoing, the obligations contained in this clause 23.1 shall not prevent the Purchasers from employing any Senior Retained Employee where the employment of such Senior Retained Employee follows in response to any general advertisement of employment not specifically targeted at that Senior Retained Employee.

23.2 The Sellers shall not (and shall procure that each member of the Sellers’ Group shall not) at any time prior to the second anniversary of Closing
(a)	solicit or entice away or seek to solicit or entice away from any member of the Purchasers’ Group; or
(b)	employ or engage or offer to employ or engage (so as to cause, or with a view to causing, such individual to cease to be employed by a member of the Purchasers’ Group)
any person who is a Senior Employee. Notwithstanding the provisions of the foregoing, the obligations contained in this clause 23.2 shall not prevent the Sellers from employing any Senior Employee where the employment of such Senior Employee follows in response to any general advertisement of employment not specifically targeted at that Senior Employee.
23.3 The Sellers shall not, and shall procure that no member of the Sellers’ Group shall, carry on or be engaged in any Competing Business during a period of two years after Closing. For this purpose, Competing Business means a business:
(a)	which involves the manufacture and/or sale of Relevant Products; and

(b)	which is carried on within the Territory.
23.4 The Sellers shall not, and shall procure that no member of the Sellers’ Group shall, carry on or be engaged in the business of manufacturing and/or selling condensed soup or meatballs in the Territory during the period beginning on the second anniversary of Closing and ending on the fourth anniversary of Closing.
23.5 The restrictions contained in clauses 23.3 and 23.4 above shall not affect or prohibit, after Closing, any member of the Sellers’ Group from:
(a)	owning for investment purposes securities in any company dealt in on a stock exchange, national market or inter-dealer quotation system and not exceeding 5 per cent. in nominal value of the securities of that class in such company;
(b)	acquiring or combining with any one or more companies and/or businesses (taken together, the Acquired Business) and subsequently carrying on or being engaged in the Acquired Business where its activities include carrying on or being engaged in a business which is a Competing Business (the Acquired Competing Business), provided that the (i) the Acquired Business has a fair value of at least £2 billion, or (ii) the Acquired Competing Business (A) has a fair value of less than £100 million and (B) represents not more than 25 per cent. of the Acquired Business as a whole (measured in terms of turnover in its last accounting year). For the avoidance of doubt, this clause 23.5(b) shall not allow the Sellers or any member of the Seller’s Group directly or indirectly to carry on or be engaged in the business of manufacturing and/or selling condensed soup or meatballs in the Territory under the “Campbell” or “Campbell’s” brand during the periods set out in clause 23.3 and 23.4;
(c)	acquiring an Acquired Competing Business and subsequently carrying on or being engaged in the Acquired Competing Business provided that within 12 months of the date of completion of such acquisition, such Acquired Competing Business is sold by the relevant acquiring member of the Sellers’ Group to a purchaser or purchasers each of which is not a member of the Sellers’ Group;

(d)	performing its obligations under the Transaction Documents and/or under any other agreement which it may enter into with a member of the Purchasers’ Group.
For the purposes of subparagraphs (a) and (b) above, transactions undertaken by different members of the Sellers’ Group shall be aggregated and treated as undertaken by a single member.
23.6 The Sellers acknowledge and agree that each of clauses 23.1, 23.2, 23.3 and 23.4 constitutes an entirely separate and independent restriction and that the duration, extent and application of each restriction are no greater than is reasonable and necessary for the protection of the interests of the Sellers of the Purchasers, as the case may be, but that, if any such restriction shall be adjudged by any court or authority of competent jurisdiction to be void or unenforceable but would be valid if part of the wording thereof were to be deleted and/or the period thereof were to be deleted and/or the period thereof were to be reduced and/or the area dealt with thereby were to be reduced, the said restriction shall apply within the jurisdiction of that court or competent authority with such modifications as are necessary to make it valid and effective.
24. Changes of name
Provided the Purchasers have notified the Sellers at least seven (7) days prior to Closing of the replacement corporate names the Purchasers require (which must satisfy the requirements set out in this clause), the Sellers shall deliver to the Purchasers at Closing duly passed resolutions of the Target Companies resolving to change the names of the Target Companies to names not consisting of or incorporating the word “Campbell” and/or “Campbell’s” or any word which in the reasonable opinion of the Sellers is substantially or confusingly similar to “Campbell” and/or “Campbell’s”. The Purchasers shall in any event procure that:
(a)	as soon as reasonably practicable after the Closing Date and in any event within one month afterwards the names of the Target Companies are so changed (including filing the necessary resolutions at the relevant company registries);
(b)	as soon as reasonably practicable after the Closing Date and in any event within three months afterwards and except as provided in (and subject to) the Campbell’s Trade Mark Licence, and except in respect of the Common Brands and Target IP, the Target Companies shall cease to use or display any trade or service name or mark, business name, logo or domain name then used or held by any member of the Sellers’ Group or any mark, name or logo which, in the reasonable opinion of the Sellers, is substantially or confusingly similar to any of them.
(c)	Each of the Sellers undertakes that it shall not, and shall procure that no member of the Sellers’ Group shall:
(i)	contain in their company name, trade or business name, use or display for any purposes, any name, mark, logo or domain name forming part of the Target IP or anything which in the reasonable opinion of the Purchasers is substantially or confusingly similar to any name, mark, logo or domain name forming part of the Target IP; or

(ii)	in any way hold themselves out as being in any way connected with the Target Companies or the Purchasers other than as a predecessor in operating the Business or as a licensor; or

(iii)	apply for registration or grant of any trade mark, logo or domain name or other Intellectual Property Rights containing any name, mark, logo or domain name forming part of the Target IP or any name, mark, logo or domain name which, in the reasonable opinion of the Purchasers, is substantially or confusingly similar, provided that these undertakings shall not prohibit any member of the Sellers’ Group from using, or carrying out any of the activities referred to in the undertakings above in relation to, the Common Brands outside of the territories in respect of which, for each Common Brand, the Intellectual Property Rights in respect thereof are Target IP.
25. Payments
25.1 Any payment to be made pursuant to this Agreement by the Purchasers (or any member of the Purchasers’ Group) shall be made to the Sellers’ Bank Account. The Sellers agree to pay each member of the Sellers’ Group that part of each payment to which it is entitled.
25.2 Any payment to be made pursuant to this Agreement by the Sellers (or any member of the Sellers’ Group) shall be made to the Purchasers’ Bank Account (or such other account as the Purchasers shall nominate in writing prior to the due date for payment). The Purchasers agree to pay each member of the Purchasers’ Group that part of each payment to which it is entitled.
25.3 Payments under clauses 25.1 and 25.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation and the payor shall not be concerned with the application or be answerable for loss or misapplication of such amount.
25.4 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.
25.5 All sums payable under this Agreement are (unless expressly stated otherwise) exclusive of any applicable VAT.
25.6 If they have not done so prior to the date hereof, the Sellers or their advisers shall as soon as practicable provide to the Business Purchaser a draft written application to H.M. Revenue & Customs seeking a ruling as to whether the transfer of the Business Intellectual Property Rights to the Business Purchaser pursuant to this Agreement is to be treated for the purposes of VAT as the transfer to the Business Purchaser of all or part of the business of the Business Sellers as a going concern within Article 5 of the Value Added Tax (Special Provisions) Order 1995 (SI 1995/1268) (Article 5) so as to be treated as neither a supply of goods nor a supply of services for the purposes of VAT. The Business Sellers or their advisers will send such written application, having taken account of the Business Purchaser’s reasonable comments, to H.M. Revenue & Customs, and shall provide the Business Purchaser with a copy of the same together with a copy of any ruling given by H.M. Revenue & Customs in response to that request.
25.7 If prior to Closing H.M. Revenue & Customs, following the written application referred to in clause 25.6, confirm in writing in a form reasonably acceptable to both Business Sellers and to the Business Purchaser that the transfer of the Business Intellectual Property Rights to the Business Purchaser is treated for VAT purposes as the transfer of all or part of the business of the Business Sellers as a going concern within Article 5, clauses 25.9 to 25.13 shall apply. Otherwise, clause 25.8 shall apply.
25.8 The Business Purchaser shall pay to the Business Sellers on the date falling 2 Business Days before the date on which the Business Sellers are required to account for any applicable VAT to H.M. Revenue & Customs against delivery of a valid VAT invoice the amount of VAT chargeable in respect of the transfer of the Business Intellectual Property Rights.
25.9 The Business Sellers represent and warrant to the Business Purchaser that the Business Sellers are registered for the purposes of VAT.
25.10 The Business Purchaser represents and warrants to the Business Sellers:
(a)	that the Business Purchaser is and until at least the day after Closing will remain, a registered taxable person for the purposes of VAT; and
(b)	that the Business Purchaser intends to use the Business Intellectual Property Rights to carry on the same kind of business as the business carried on at the date of this Agreement by the Business Sellers with effect from Closing.
25.11 The Business Purchaser undertakes to the Business Sellers to supply to the Business Sellers at or prior to Closing evidence reasonably satisfactory to the Business Sellers that the Business Purchaser is registered taxable person for the purposes of VAT.
25.12 If H.M. Revenue & Customs determine that VAT is chargeable in respect of the transfer of all or any part of the Business Intellectual Property Rights pursuant to this Agreement (which for the purposes of this clause includes VAT chargeable in respect of the transfer of any of the Business Intellectual Property Rights pursuant to this Agreement), the Business Purchaser shall, in addition to the UK IP Price, pay to the Business Sellers on the date falling 2 Business Days before the date on which the Business Sellers are required to account for any applicable VAT to H.M. Revenue & Customs against delivery of a valid VAT invoice the amount of any VAT which is chargeable in respect of the transfer of the Business Intellectual Property Rights.
25.13 If the Business Purchaser is in breach of sub clause 25.11, and/or is reasonably believed by the Business Sellers to be in breach of sub clause 25.10, the Business Sellers shall be entitled to treat the transfer of the Business Intellectual Property Rights for all purposes as if it did not fall within Article 5 and the Business Purchaser shall forthwith on receipt of an appropriate VAT invoice (or, if later, at Closing) pay to the Business Sellers the amount of VAT shown thereon, together with any interest or penalty incurred by the Business Sellers in connection therewith. Such VAT shall be refunded by the Business Sellers to the Business Purchaser if and to the extent that H.M. Revenue & Customs confirm that VAT is not chargeable PROVIDED THAT if the Business Sellers have already accounted for such VAT to H.M. Revenue & Customs, no amount shall be refunded under this clause unless and to the extent that the Business Sellers have received effective repayment or credit in respect of such VAT.
25.14 The Business Purchaser shall indemnify the Business Sellers (for itself and on behalf of other members of any relevant VAT group) against any interest or penalties assessed by H.M. Revenue & Customs on the Business Sellers as a result of the transfer of the Business Intellectual Property Rights not falling within Article 5.

26. Purchasers’ Guarantee
26.1 In consideration of the Sellers entering into this Agreement, the Purchasers’ Parent, as primary obligor and not merely as surety, unconditionally and irrevocably guarantees to the Sellers the proper and punctual performance of the Purchasers’ obligations under this Agreement and the Transaction Documents including, without limitation, the due and punctual payment of any sum which the Purchasers are liable to pay (the Purchasers’ Guaranteed Obligations) without condition, set off or counterclaim.
26.2 The liability of the Purchasers’ Parent in respect of the Purchasers’ Guaranteed Obligations shall not be affected by any act or omission or other circumstances which but for this clause might operate to impair, release or discharge such obligations, including (without limitation):
(a)	an extension of time for performance by the Purchasers of their obligations under this Agreement or the Transaction Documents or any other amendment, waiver or release;

(b)	a defect in the Purchasers’ Guaranteed Obligations such as to make them void, voidable or unenforceable against the Purchasers;

(c)	the change in constitution or control of the Purchasers;

(d)	the dissolution or the ceasing to exist (whether or not capable of reinstatement or reconstitution) of the Purchasers; or

(e)	the occurrence of an Insolvency Event in relation to the Purchasers.
26.3 This guarantee is a continuing guarantee and shall remain in force until all of the Purchasers’ Guaranteed Obligations have been satisfied in full and, until the Purchasers’ Guaranteed Obligations have been so satisfied, the Purchasers’ Parent shall have no rights of subrogation or indemnity and shall not claim in competition with the Seller against the Purchasers.
27. Sellers’ Guarantee
27.1 In consideration of the Purchasers entering this Agreement, the Sellers’ Parent, as primary obligor and not merely as surety, unconditionally and irrevocably guarantees to the Purchasers the proper and punctual performance of the obligations of the Sellers under this Agreement and the Transaction Documents, including the due and punctual payment of any sum which the Sellers (or any of them) are liable to pay (the Sellers’ Guaranteed Obligations) without condition, set off or counterclaim.
27.2 The liability of the Sellers’ Parent in respect of the Sellers’ Guaranteed Obligations shall not be affected by any act or omission or other circumstances which but for this clause might operate to impair, release or discharge such obligations, including (without limitation):
(a)	an extension of time for performance by the Sellers (or any of them) of their obligations under this Agreement or the Transaction Documents or any other amendment, waiver or release;

(b)	a defect in the Sellers’ Guaranteed Obligations such as to make them void, voidable or unenforceable against the Sellers (or any of them);

(c)	the change in constitution or control of the Sellers (or any of them);

(d)	the dissolution or the ceasing to exist (whether or not capable of reinstatement or reconstitution) of any Seller; or

(e)	the occurrence of an Insolvency Event in relation to any Seller.
27.3 This guarantee is a continuing guarantee and shall remain in force until all of the Sellers’ Guaranteed Obligations have been satisfied in full and, until the Sellers’ Guaranteed Obligations have been so satisfied, the Sellers’ Parent shall have no rights of subrogation or indemnity and shall not claim in competition with the Purchasers against the Sellers.
28. Announcements
28.1 Until 3 months after the Closing Date, neither the Sellers nor the Purchasers (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).
28.2 The restriction in clause 28.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the party making the announcement or issuing the circular shall (to the extent reasonably practicable) use its reasonable efforts to consult with the other party in advance as to its form, content and timing.
29. Confidentiality
29.1 For the purposes of this clause 29:
(a)	Confidential Information means:
(i)	(in relation to the obligations of the Purchasers) any information received or held by the Purchasers (or any of their Representatives) relating to the Sellers’ Group or, prior to Closing, any of the Target Companies; or

(ii)	(in relation to the obligations of the Sellers) any information received or held by the Sellers (or any of their Representatives) relating to the Purchasers’ Group or, following Closing, any of the Target Companies and the Business Confidential Information; and

(iii)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents and includes written information and information transferred or obtained orally, visually, electronically or by any other means;
(b)	Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective Affiliates.
29.2 Each of the Sellers and the Purchasers shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except (i) as this clause 29 permits or (ii) as the other party approves in writing.

29.3 Clause 29.2 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:
(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction, whether or not the requirement has the force of law (provided that, to the extent reasonably practicable, the disclosing party shall first inform the other party of its intention to disclose such information and take into account the reasonable comments of the other party);
(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held save that (in relation to obligations on the Sellers) this exception shall not apply to Business Confidential Information;
(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives);
(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other Transaction Document.
29.4 Each of the Sellers and the Purchasers undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information.
29.5 Each of the Sellers shall (and shall ensure that each of its Representatives shall) only use the Confidential Information for the purpose of discharging obligations or exercising rights under the Transaction Documents.
29.6 The Sellers and Purchasers shall procure that the provisions of the confidentiality agreement dated 10 April 2006 between Premier Foods plc and Goldman Sachs International (on behalf of Campbell Soup Company) are terminated with effect from the date of this Agreement, save that the provisions of paragraph 5 of that agreement (relating to the return and destruction of Confidential Information) will apply if (and only if) this Agreement terminates.
30. Assignment
Save as specifically provided in this clause 30, unless the Sellers and the Purchasers specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 30 shall be void. Notwithstanding the provisions of the foregoing, nothing in this clause 30 shall prevent:
(a)	the Purchasers assigning or transferring any or all of its rights under this Agreement (including, for the avoidance of doubt, the benefit of any of the Warranties) to another member of the Purchasers’ Group provided that the liability of the Sellers shall not exceed the amount of such liability had no such assignment has taken place;
(b)	save in relation to the “Campbell” or “Campbell’s” brand, the Purchaser granting security over or assigning by way of security all or any of its rights under this Agreement for the purposes of or in connection with the financing (whether in whole or in part) by the Purchaser of the acquisitions contemplated by this Agreement and any related working capital facilities; and
(c)	save in relation to the “”Campbell” or “Campbell’s” brand, the Purchasers or any receiver or other person or entity appointed to enforce any of the security referred to in (b) above entering into any other assignments or transfers for the purpose of or in connection with enforcing any such security.
31. Further Assurances
31.1 Each of the Sellers and the Purchasers shall, from time to time, execute (or procure the execution of) such further documents as may be required by law or be necessary to implement and give effect to this Agreement.
31.2 Each of the Sellers and the Purchasers shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.
32. Costs
32.1 Subject to clause 32.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Sellers and the Purchasers shall each be responsible for its own costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transaction.
32.2 The Purchasers or their Affiliates shall bear all stamp duty, notarisation fees or other documentary, transfer, registration or transaction duties, and all stamp duty reserve tax, stamp duty land tax and any other transfer taxes including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents. The Purchasers shall be liable for all tax, duties (including, without limitation, stamp duty) registry fees, costs and expenses (Fees) payable in connection with entering into and recording the IP Assignments and shall reimburse the relevant members of the Sellers’ Group (where any such Fees have been incurred by a member of the Sellers’ Group).
32.3 The Sellers shall promptly reimburse the Purchasers for all Fees paid by the Purchasers in connection with entering into and recording any assignments of Target IP which were entered into prior to Closing other than the IP Assignments.
32.4 The Sellers shall provide and procure that each relevant member of the Sellers’ Group provides all documentation and cooperation reasonably required by the Purchasers in effecting the recordal of any assignments of Target IP which are entered into prior to Closing (including the IP Assignments). This shall be at the Purchasers’ cost other than in relation to the circumstances set out in clause 32.3.
33. Notices
33.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company (and for the avoidance of doubt not by e-mail). A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.
33.2 The addresses and fax numbers of the parties for the purpose of clause 33.1 are:

Sellers

Address:	Campbell Investment Company
CSC UK Limited
Campbell’s UK Limited
Campbell Netherlands Holding B.V.
c/o Campbell Soup Company
One Campbell Place
Camden, NJ 08103-1799
U.S.A.

Fax:	+1-856-342-3889

For the attention of:	John J. Furey, Corporate Secretary

Purchasers

Address:	Premier House
Centrum Business Park
Griffiths Way
St. Albans
Hertfordshire
AL1 2RE

33.3

Fax:	01727 815979

For the attention of:	Andrew Astin, Company Secretary
34. Conflict with other Agreements
If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Sellers’ Group and any members of the Purchasers’ Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Sellers and the Purchasers are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.
35. Whole Agreement
This Agreement and the other Transaction Documents together set out the whole agreement between the parties in respect of the sale and purchase of the Shares and the Business Intellectual Property Rights and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:
(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other party (or any of its Connected Persons) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;
(b)	save in respect of any terms implied by the Law of Property (Miscellaneous Provisions) Act 1994 in connection with the sale of the Shares, any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law, or if incapable of exclusion, any right or remedies in relation to them are irrevocably waived;
(c)	the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and
(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to the other party (or its respective Connected Persons) in relation to the Proposed Transaction provided that this clause shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation. Each party agrees to the terms of this clause 35 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a party) its Affiliates and the officers, employees, agents and advisers of that party or of its Affiliates.
36. Waivers, Rights and Remedies
Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.
37. Counterparts
This Agreement may be executed in any number of separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.
38. Variations
No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.
39. Liability of the sellers
The liability of the Sellers under this Agreement shall be joint and several.
40. Invalidity
Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes, illegal, invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible and the legality, validity and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
41. Third Party Enforcement Rights
41.1 The Connected Persons specified in clause 35 (Whole Agreement) shall have the right to enforce the relevant terms of that clause by reason of the Contracts (Rights of Third

Parties) Act 1999. In addition, the Affiliates of the parties shall have the right to enforce the provisions of clause 23 by reason of that Act. These right is subject to (i) the rights of the parties to amend or vary this Agreement without the consent of any Connected Person or Affiliate and (ii) the other terms and conditions of this Agreement.
41.2 Except as provided in clause 41.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.
42. Governing law and jurisdiction
42.1 This Agreement shall be governed by, and interpreted in accordance with, English law.
42.2 Except as expressly provided otherwise in this Agreement, the courts of England are to have exclusive jurisdiction to settle any disputes which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts, waives any objections to the jurisdiction of those courts and irrevocably agrees that a judgment or order of the English courts in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
42.3 CNHBV, CIC, and the Sellers’ Parent (the Overseas Parties) shall each at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Campbells UK Limited of Hardwick Road, King’s Lynn, Norfolk, PE30 4HS and any claim form, judgment or other notice of legal process shall be sufficiently served on the relevant Overseas Party if delivered to such agent at its address for the time being. The Overseas Parties each irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Purchasers request the Overseas Parties to do so it shall promptly appoint another such agent with an address in England and advise the Purchaser. If, following such a request, an Overseas Party fails to appoint another agent, the Purchasers shall be entitled to appoint one on behalf of the relevant Overseas Party at the relevant Overseas Party’s expense.

SCHEDULE 1
SELLER WARRANTIES
PART A :  GENERAL/COMMERCIAL
1. The Sellers’ Group and the Shares
1.1 Authorisations, valid obligations, filings and consents.
(a)	The Sellers and the Sellers’ Parent have obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower them to enter into and perform their obligations under this Agreement where failure to obtain them would adversely affect their ability to enter into or perform their obligations under this Agreement.

(b)	Entry into and performance by each member of the Sellers’ Group of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) (subject to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where (in either case) the breach would adversely affect its ability to enter into or perform its obligations under this Agreement.
1.2 The Sellers’ Group, the Shares and the Target Companies.
(a)	Each of the Sellers, the Sellers’ Parent, and the Target Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. Each of the Target Companies has full power under its memorandum or articles of association, by-laws or equivalent constitutional documents to conduct its business as conducted at the date of this Agreement.

(b)	The Shares constitute the whole of the issued and allotted share capital of the Companies. All the Shares are fully paid or properly credited as fully paid and the Sellers are (i) the sole legal and beneficial owners of the Shares free from all Third Party Rights and (ii) entitled to transfer or procure the transfer of the Shares on the terms of this Agreement.

(c)	No person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in any Target Company.

(d)	The information on the Target Companies set out in Exhibit 2 is accurate in all respects. All the issued shares in each Subsidiary are held by Campbell Soup Ireland Limited.
1.3 Other interests. No Target Company owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking (other than another Target Company).

2. Financial Matters
2.1 The Last Accounts. The Last Accounts:
(a)	present a true and fair view of the state of affairs of the Target Companies to which they relate and its or their assets and liabilities as at the Last Accounts Date and of the results thereof for the financial year ended on the Last Accounts Date;
(b)	have been prepared and audited in accordance with accounting principles, standards and practices generally accepted in the United Kingdom or the Republic of Ireland (as appropriate) as at the date of their preparation and all applicable statutes and regulations;
(c)	have been prepared, unless expressly stated therein, using the same measurement bases, accounting policies and estimation techniques applied in the corresponding accounts for the three preceding financial periods; and
(d)	save to the extent expressly stated therein, have not been affected by any extraordinary or non-recurring items.
2.2 Position since Last Accounts Date. Since the Last Accounts Date:
(a)	each Target Company has been operated in the ordinary course so as to maintain it as a going concern;

(b)	no Target Company has declared, authorised, paid or made any non-cash dividend or other non-cash distribution (except for any such dividends provided for in the Last Accounts);

(c)	there has been no material adverse change;

(d)	no Target Company has, other than in the ordinary and usual course of its business, acquired or disposed of or agreed to acquire or dispose of any business or shares in any body corporate;

(e)	no Target Company has made or agreed to make a capital expenditure in excess of £500,000 in total, or incurred or agreed to incur a commitment or commitments involving capital expenditure exceeding £500,000 in total other than as provided in the approved capital spending plan for the current financial year (disclosed in the Data Room at 1.11.18);

(f)	no Target Company has borrowed or raised any money or taken any financial facility which is required to be reflected in its Accounts for the current financial year;

(g)	no Target Company has suffered any loss of or reduction in any source of supply and no supplier has ceased or indicated its intention to cease supplying any Target Company;

(h)	no material customer of any Target Company has ceased or materially reduced (or indicated its intention to cease or materially reduce) its purchases or sales from or to that Target Company (beyond that disclosed in the Data Room at 1.11.22);

(i)	there has been no unusual increase or decrease in the level of stock of any Target Company;

(j)	no technical service charge has been levied against a Target Company;

(k)	no resolution of any Target Company has been passed (other than ordinary business conducted at annual general meeting); and

(l)	no change in the accounting reference period of any Target Company has been made.
2.3 Management Accounts. The Management Accounts:
(a)	have been prepared on a consistent basis for each month;

(b)	have been prepared using the same measurement bases, accounting policies and practices and estimation techniques as for the equivalent accounts for the previous financial year;

(c)	have been prepared from the accounting records;

(d)	have been prepared with due care and attention but not in compliance with legal requirements or to show a true and fair view; and

(e)	are not affected by any exceptional or unusual items.
2.4 Statutory books. The statutory books of each Target Company required to be kept by applicable laws in its jurisdiction of incorporation have been maintained in all material respects in accordance with such laws.
3. Financial Debt and Obligations to Third Parties
3.1 No Target Company has any bank loans, private placement borrowings, capital market borrowings or owes any material Financial Debt to any person outside the Sellers’ Group.
3.2 No Target Company is party to any guarantee, indemnity or other agreement to secure a financial obligation of a third party (including a member of the Sellers’ Group) other than any intra-group debt to be released on closing or indemnities given in the ordinary course of trading.
3.3 No Target Company has received any grant, subsidy or financial assistance of any kind from any government department or agency or any local or other authority which remains liable to be repaid.
3.4 No Target Company has contravened any provision of the laws of its jurisdiction of incorporation which prohibits such company giving whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in such Target Company or where the Target Company is a subsidiary company in its holding company.
3.5 No Target Company has made any loans or extended credit (other than normal trade credit (other than normal trade credit) to any third party (including any member of the Sellers’ Group) other than intra group debt to be repaid at Closing.

4. Regulatory Matters
4.1 Licences.
(a)	Each Target Company which is a trading company has obtained all material licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on.

(b)	The licences, permissions, authorisations and consents referred to in paragraph 4.1(a) are in full force and effect and have been complied with in all material respects.

(c)	No written notice has within the three years prior to the date of this Agreement been received which indicates that any of the licences, permissions, authorisations or consents referred to in paragraph 4.1(a) will be revoked or not renewed, in whole or in part, in the ordinary course of events.

(d)	A licence, permission, authorisation or consent is material for this purpose if failure to obtain it would have a cost (including, for these purposes, a loss of profit) to the Target Companies of £100,000 or more.
4.2 Compliance. In the 12 months prior to the date of this Agreement:
(a)	each Target Company has conducted its business and corporate affairs in all material respects in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents;

(b)	and there has been no default by any Target Company under any order, decree or judgment of any court or any governmental or regulatory authority in the jurisdiction in which it is incorporated which applies to the Target Company where such default has had or is likely to have a cost (including, for these purposes, a loss of profit) to the Target Companies of £100,000 or more.
4.3 Product Liability. No Target Company has sold or supplied any product which is or was defective within the meaning of the Product Liability directive (85/374/EEC), as implemented into the law of the country where the product in question was sold or supplied, and which gives or has given rise to a claim thereunder.
4.4 Compliance with law. For the period of five years prior to the date of this Agreement, each Target Company has conducted its business in material compliance with all applicable laws and regulations of the countries in which it conducts or has conducted business. Compliance is material for this purpose if failure to comply has had or is likely to have a loss (including, for these purposes, a loss of profit) to the Target Company of £100,000 or more.
5. The Business Assets
For the purposes of this paragraph 5, an “asset” does not include any of the Business Intellectual Property Rights or the Properties.
5.1 Ownership. Each Target Company owns or is entitled to use all the material rights and assets necessary to carry on its business in all material respects as currently carried on. Such assets are free of any Third Party Rights (save for Permitted Encumbrances). No Target Company has (outside the ordinary and normal course of business) disposed of, or agreed to dispose of, any asset of its business included in the Last Accounts with a book value in excess of £250,000.
5.2 Possession. The material assets of the businesses of the Target Companies are in their possession or under their control.
5.3 Condition. Each material asset owned or used by the Target Companies is in reasonable condition and working order having regard to its age and fair wear and tear excepted.
5.4 Insurances. The Data Room contains a summary of all insurance policies maintained by or covering each Target Company. No member of the Sellers’ Group or Target Company has made any claim in excess of £100,000 under any such policy of insurance which is still outstanding and, so far as the Sellers are aware, no facts or circumstances exist which might reasonably give rise to such a claim. So far as the Sellers are aware all insurance policies maintained by or on behalf of the Target Companies are in full force and effect and nothing has been done or omitted to be done which would make any such policy void or voidable or which might lead to any liability under such policies being avoided by any insurer or which might release any insurer from its obligations under such policies. All premiums due in relation to the insurances maintained by or on behalf of the Target Companies have been fully paid to date.
6. Contractual Matters
6.1 Material contracts. No Target Company is a party to any agreement or arrangement:
(a)	under the terms of which, as a direct result of the entry into and performance of the Transaction Documents (i) any other party will be entitled to be relieved of any material obligation or become entitled to exercise any material right (including any termination or pre-emption right or other option) or (ii) any Target Company will be in material default where such relief, exercise or default is likely to have a material adverse effect on the Target Companies;

(b)	which is material and is not in the ordinary course of business;

(c)	which is material and is not on an arm’s length basis;

(d)	which is material and is with any member of the Sellers’ Group;

(e)	which is a joint venture, consortium, partnership or profit (or loss) sharing agreement;

(f)	which is a lease agreement for any material asset used by any Target Company;

(g)	which is material and cannot be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort; or
6.2 The Sellers have disclosed to the Purchasers in the Data Room complete copies of all Contracts with an annual expenditure by or revenue to any Target Company in excess of £500,000 (Material Contracts). The Material Contracts remain in full force and effect and no Target Company has received any notice of termination and the Sellers are not aware of any existing facts which could give rise to termination of any of the Material Contracts.

6.3 There are no material outstanding liabilities or commitments on any Target Company arising from any arrangements for the acquisition or disposal of any shares, property or other assets other than in the ordinary course of trading by a Target Company.
6.4 No Target Company has given any legally binding covenants limiting or excluding its right to do business and/or compete in any area or field (whether limited by reference to a geographical area or type of business) with any other person.
6.5 There are in force no powers of attorney given by any Target Company and no person is entitled or authorised (whether as agent or otherwise) to bind or commit any Target Company to any obligations outside the ordinary course of such Target Company’s business.
6.6 Defaults. No Target Company has received written notice in the 12 months prior to the date of this Agreement that it is in material default under any Material Contract.
7. Litigation and Investigations
7.1 Litigation. No Target Company is involved as a party in any material litigation, arbitration or administrative proceedings and, so far as the Sellers are aware, no such proceedings have been threatened in writing by or against a Target Company. So far as the Sellers are aware, there are no circumstances existing which might reasonably give rise to any material litigation, arbitration or administrative proceedings. For this purpose (i) material means proceedings which (if successful) are likely to result in a cost, benefit or value to the Target Companies of £100,000 or more and (ii) any proceedings for collection by a Target Company of debts arising in the ordinary course of business are excluded.
7.2 Investigations. No Target Company has received written notice in the 12 months prior to the date of this Agreement of any material investigation by a Governmental Entity concerning any Target Company which is current or pending.
8. Insolvency etc.
8.1 Winding up. No member of the Sellers’ Group or any Target Company has received any written notice that an order has been made, petition presented or meeting convened for the winding up of any Target Company or for the appointment of any provisional liquidator.
8.2 Administration and receivership. No member of the Sellers’ Group or any Target Company has received any written notice concerning the appointment of a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in the relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of the Target Companies.
8.3 Voluntary arrangement etc. No any Target Company has made any voluntary arrangement with any of its creditors.
8.4 Examinership. No examiner is, or has been, appointed to any Target Company under the Companies (Amendment) Act 1990 of the Republic of Ireland and there is no petition pending or threatened in respect of such an appointment.
8.5 Other Insolvency Events. No other Insolvency Event has occurred in relation to any Target Company.

PART B :  IP/IT
1. IP
1.1 Exhibit 3 contains a list of all registered Intellectual Property Rights owned by a Target Company and all registered Intellectual Property Rights owned by the Business Sellers which form part of the Business Intellectual Property Rights. The details given in Exhibit 3 are true, accurate and complete in all material respects.
1.2 Other than Intellectual Property Rights licensed under the Campbell’s Trade Mark Licence, there are no registered Intellectual Property Rights owned by any member of the Sellers’ Group used exclusively in the Business other than the Business Intellectual Property Rights listed in Exhibit 3.
1.3 The Business Sellers are the sole legal and beneficial owners of the Business Intellectual Property Rights.
1.4 The Target Companies are the sole legal and beneficial owners of the Owned IP.
1.5 Save in respect of Target IP assigned pursuant to assignments between Target Companies and members of the Sellers’ Group which have not yet been recorded, a Target Company or Business Seller is and is recorded on the relevant register as the sole registered proprietor or applicant of the registered Target IP.
1.6 All: (a) filings, recordals and (b) recordal, maintenance and renewal fees due and payable in the ordinary course of business prior to the date of this Agreement in respect of each of the registered Target IP have been paid in full.
1.7 So far as the Sellers are aware, the Target IP, the Intellectual Property Licences In, the Campbell Trade Mark Licence, the licence granted to the Purchasers in Schedule 7, the IT Contracts and the rights granted under the Transitional Services Agreement, comprise all the Intellectual Property Rights reasonably required for the Purchasers to operate the Business as it is operated at the date of this Agreement.
1.8 No Target IP, nor, so far as the Sellers are aware, any Intellectual Property Licences In or Intellectual Property Licences Out will be lost, revoked or rendered liable to any right of termination or cessation by any third party by virtue of the performance of the terms of this Agreement. All Intellectual Property Licences In and Intellectual Property Licences Out which in the reasonable opinion of the Sellers are material to the Business, have been disclosed in the Data Room.
1.9 Except for the Intellectual Property Licences Out, the Target IP is: (a) free from any licence, Third Party Right or restriction on use and (b) no member of the Sellers’ Group or Target Company has granted or is obliged to grant a licence, assignment, consent or Third Party Right or, so far as the Sellers are aware, undertaking in respect of the Target IP.
1.10 So far as the Sellers are aware, where the Business Confidential Information has been developed or acquired by any member of the Seller’s Group, or Target Company for the purposes of the Business in the twelve (12) month period prior to the date of this Agreement, such information (except insofar as it has fallen into the public domain through no fault of any member of the Seller’s Group, or Target Company) has been kept confidential and has not been disclosed otherwise than subject to an obligation of confidentiality being imposed on the person to whom the information was disclosed.

1.11 No infringement. Neither the Sellers, any other member of the Sellers’ Group, nor any Target Company has, in the 12 months prior to the date of this Agreement, received written notice of any claim that the operations of the Business infringe the Intellectual Property Rights of a third party which would be material to the Business and, so far as the Sellers are aware, neither the Sellers, any other member of the Sellers’ Group, nor any Target Company has, in the 12 months prior to the date of this Agreement, received a written notice alleging that the operations of the Business or the Target IP infringe or misappropriate the Intellectual Property Rights of a third party.
1.12 So far as the Sellers are aware, none of the operations of the Business infringe or have infringed any Intellectual Property Rights held by any third party or involve the unauthorised use of confidential information disclosed to any member of the Sellers’ Group or Target Company in circumstances which would entitle a third party to make a claim.
1.13 None of the Sellers or member of the Sellers’ Group has any rights to receive any royalties or other payment in respect of the Target IP other than in respect of the Intellectual Property Licences Out.
1.14 So far as the Sellers are aware, no third party is infringing any Target IP.
2. Information Technology
2.1 Copies or details of all material IT Contracts have been disclosed in the Data Room. No Target Company or member of the Sellers’ Group has, in the 12 months prior to the date of this Agreement, received written notice from a third party alleging that a Target Company or member of the Sellers’ Group is in material breach of any of the IT Contracts. So far as the Sellers are aware, no member of the Sellers’ Group or any Target Company is in material breach of any IT Contracts that are material to the Business. So far as the Sellers are aware, no third party is in material breach of any IT Contract or is in such breach of any IT Contract that would entitle the relevant member of the Sellers’ Group or the Target Companies to terminate such IT Contract.
2.2 The IT Systems are either owned by, or licensed or leased to, the Target Companies.
2.3 The IT Systems that are the subject matter of the Transitional Services Agreement have not, and so far as the Sellers are aware, the other IT Systems have not, been affected by any defects or faults which have caused any material interruption to the business of any Target Company at any time during the 12 months prior to the date of this Agreement.
3. Data Protection
3.1 No Target Company has, in the 12 months prior to the date of this Agreement, received a written notice alleging that a Target Company has not complied with applicable data protection laws. So far as the Sellers are aware, all personal data processed by each Target Company has been processed in material compliance with all applicable data protection laws.
PART C :  PROPERTIES
1. General
1.1 General. The Properties set out in Schedule 8 comprise all the land and buildings owned, controlled, occupied or used by any Target Company or in relation to which any Target Company has any estate, right or interest.

1.2 Property Liabilities. So far as the Sellers are aware, the Target Companies do not have any actual or contingent liabilities in relation to any freehold or leasehold property other than under its existing title to the Properties.
1.3 Information. So far as the Sellers are aware, the deeds, documents and information relating to the Properties supplied in sections 1.2.3 and 2.2.3 to 2.2.6 of the Data Room are complete and accurate in all material respects.
2. Possession and Occupation
A Target Company is in possession of the whole of each of the Properties and no other person is in or actually or conditionally entitled to possession, occupation, use or control of any of the Properties.
3. Title
3.1 No person has, or so far as the Sellers are aware claims, any security interest, lien, option, right of pre-emption or other similar interest (including any arising by statute) in or over any of the Properties or any relevant deeds or documents and no Property is affected by a subsisting contract for sale or other disposition of any interest in it.
3.2 All fixtures and fittings, forming part of the Properties are owned absolutely by a Target Company free from any Third Party Right.
3.3 The Properties situated in Ireland are not subject to burden capable of affecting registered land without registration by virtue of Section 72 of the Registration of Title Act 1964 of the Republic of Ireland.
4. Adverse Interest
No Target Company is, or is so far as the Sellers are aware alleged to be, in material breach of any covenant, restriction, condition or obligation (whether statutory or otherwise) affecting the conduct of the existing business at or from the Properties.
5. Rights Etc.
So far as the Sellers are aware, each Property benefits from all easements and other contractual rights (if any) necessary for the continued use, enjoyment and maintenance of such Property by the relevant Target Company for the purpose of its existing business carried on at or from such Property.
6. Disputes
There are no current notices, actions, disputes, complaints, liabilities, claims or demands relating to or in respect of the Properties or their use, in each case which is material.
7. Planning Matters
7.1 So far as the Sellers are aware the Properties and all uses of, and developments on, such Properties comply in all material respects with all legislation intended to control or regulate the construction, demolition, alteration or use of land, or buildings or to preserve or protect the national heritage and any order, by laws or regulations made or granted under any of them.

7.2 No planning permission, approval or other equivalent consent, authorisation or licence given or deemed to be given pursuant to planning legislation (including all conditions attached thereto) in respect of any of the Properties is for a limited period or personal.
PART D :  ENVIRONMENTAL
1. Compliance with Environmental Laws.
(a)	So far as the Sellers are aware, no Target Company is, or has been within the period of 30 months prior to the date of this Agreement, in material breach of any Environmental Laws;
(b)	There are no material written claims or proceedings or so far as the Sellers are aware, investigations pending against any Target Company with respect to any liability under Environmental Laws relating to the Target Companies and, so far as the Sellers are aware, no such claims or proceedings or investigations have been threatened in writing;
(c)	No Target Company has received any written statutory complaints or statutory notices alleging or specifying any material breach of, or liability under, any Environmental Laws relating to the Target Companies nor, so far as the Sellers are aware, are there any circumstances existing which might reasonably give rise to any litigation, arbitration or administrative proceedings under any Environmental Laws relating to the Target Companies.
2. Environmental Consents. All material Environmental Consents required for the activities carried out by the Target Companies at any site have been obtained and are valid and subsisting, and so far as the Sellers are aware, have been and are being complied with in all material respects.
3. Environmental Audits. Copies of all independent environmental audits which have been commissioned by the Seller or any Target Company in the four years prior to the date of this Agreement have been disclosed in the Data Room.
PART E :  EMPLOYMENT
1. General.
(a)	As at the date of this Agreement no Target Company has received notice of resignation from any Senior Retained Employee;
(b)	No offers of employment have been made to employees who have accepted but not yet commenced employment which, for any individual offer includes a salary of £70,000 or more or for all offers will increase the total number of employees of the Target Companies by more than 50;
(c)	The basis of the remuneration payable to the officers or employees of each Target Company is the same as that in force at the Last Accounts Date and no Target Company is obliged to increase or has made any provision to increase the aggregate annual remuneration payable to the officers and employees by more than five per cent;

(d)	There are no material amounts owing to any present or former officers or employees of any Target Company other than remuneration accrued to date or for disbursement of business expenses;
(e)	No Target Company has incurred any outstanding liability for breach or termination of or variation of any service agreement with any of its officers or employees or former officers or employees where the liability to any one person exceeds £100,000 and there are no claims in existence, pending or threatened against any of the Target Companies:
(i)	by a current or former employee in respect of any accident or injury which is not fully covered by insurance;

(ii)	by a current or former officer or employee in relation to his terms and conditions of employment or appointment; or

(iii)	by a current or former employee for unfair dismissal, notice, redundancy, wrongful dismissal or breach of contract;

where in each case the liability to any one person exceeds £100,000 (each an Employee Claim) nor is any Target Company aware of any circumstances which would give rise to such an Employee Claim;
(f)	Save as disclosed there is no agreement or arrangement between any of the Target Companies and any group of its employees or their representatives with respect to past and/or current redundancy, severance or early retirement payments;
(g) None of the Target Companies is liable to pay any industrial training levy;
(h)	So far as the Sellers are aware, each of the Target Companies has in relation to each of its officers and employees (and, so far as relevant, to each of its former officers and employees) complied in all material respects with all material legislation applicable to their employees and with all material recommendations, decisions and determinations made by any of the Industrial Relations Officers, the Labour Relations Commission, Rights Commissioners, Equality Officers, the Employment Appeals Tribunal or by the Labour Court in each case of the Republic of Ireland or their equivalents in the United Kingdom.
(i)	None of the Target Companies has commenced any redundancy programme which will take effect after Closing and which will cause more than 20 Employees to be declared redundant.
2. Trade Unions. Save as disclosed, the Target Companies do not recognise to any extent any trade union or other body representing the Employees or any of them for the purpose of collective bargaining or other negotiating purposes.
PART F :  PENSIONS
1. Disclosure. The Sellers or their advisers have disclosed to the Purchasers or their advisers all material details of the Pension Schemes and the benefits payable or contingently payable thereunder including:
(a)	copies of the trust deed and rules governing the Pension Schemes;

(b)	copies of all current benefit announcements together with correspondence (if any) under which members of the Pension Schemes are granted special benefits not documented in the trust deed and rules governing the Pension Schemes;

(c)	a copy of the Actuarial Valuation; and

(d)	lists of the current Employees who are members of the Pension Schemes.
2. Arrangements. Other than the UK state pension scheme, the UK Pension Scheme is the only arrangement under which any Target Company provides or is liable to provide relevant benefits (as defined in section 612(1) of the Taxes Act) in respect of any past or present Employee. Other than the Irish state pension scheme, the Irish Pension Scheme is the only arrangement under which any Target Company provides or is liable to provide relevant benefits (as defined in section 770(1) of the Taxes Consolidation Act 1997 of the Republic of Ireland) in respect of any past or present Employee.
3. Revenue approval and contracting-out. The UK Pension Scheme was, prior to 6 April 2006, exempt approved within the meaning of Chapter I of Part XIV of the Taxes Act and from 6 April 2006 is a registered pension scheme within the meaning of the Finance Act 2004. A contracting-out certificate (within the meaning of section 7 of the Pension Schemes Act 1993) is in force in respect of the Pension Scheme. The Irish Pension Scheme is an exempt approved scheme within the meaning of section 774(1) of Part 30 Chapter 1 of the Taxes Consolidation Act 1997 of the Republic of Ireland.
4. Contributions. All amounts due by the Target Company to the Trustees have been paid.
5. Compliance and disputes. The Target Company has complied in all material respects and, so far as the Sellers are aware the Trustees have complied in all material respects, with all applicable legal and administrative requirements and their respective obligations under the Pension Scheme in relation to past and present Employees (other than any obligations for sex equalisation attributable to sex inequality in relation to guaranteed minimum pensions) under the Pension Schemes.
6. Each benefit (except a refund of contributions) payable under each Pension Scheme on the death of a member or during periods of sickness or disability of a member is fully insured and all insurance premiums payable have been paid.
7. Other than in relation to any Excluded Employee, no plan, proposal or intention to amend or discontinue (either wholly or partly) a Pension Scheme has been communicated to a member or prospective member of the Pension Scheme.
8. None of the Pension Schemes is in the process of being wound-up.
9. No liability has arisen since 2 September 2005 under section 75 of the Pensions Act 1995 either in respect of the Pension Scheme or with regard to any Target Company which has not been paid in full.
10. No Target Company has been issued with a contribution notice or financial support direction by the Pensions Regulator in accordance with its powers under sections 38 to 51 of the Pensions Act 2004 and no clearance applications have been submitted to the Pensions Regulator under sections 42 or 46 of the Pensions Act 2004.

11. The Sellers have disclosed true complete and accurate details of any discretion or power exercised by any Target Company in the past three years to augment benefits or provide a benefit not otherwise provided which would materially increase the liabilities of the Pension Schemes and of the enhanced pension terms payable on the early retirement or redundancy of any member of the Pension Schemes and the basis upon which the Target Companies have in the past three years exercised and are currently exercising consent to early retirement benefits.
12. So far as the Sellers are aware there is no litigation or arbitration, administrative or other proceeding or dispute concerning a Pension Scheme by or against the trustees or administrator of a Pension Scheme, the Sellers or a Target Company and so far as the Sellers are aware no such proceedings are threatened in writing pending or anticipated.
PART G :  TAX
1. Returns. Each Target Company has, in all material respects, duly, and within any appropriate time limits, made all returns, given all notices and supplied all other information required to be supplied to all relevant tax authorities (such notices, returns and information being true and accurate in all material respects) and has maintained all material records required to be maintained for tax purposes.
2. Disputes. No Target Company is or has in the last three years been involved in any material dispute with any tax authority.
3. Investigations. No Target Company has within the past twelve months suffered any material non-routine investigation, audit or visit by any taxation authority, and so far as the relevant Share Seller is aware, no such material non-routine investigation, audit or visit is planned for the next twelve months.
4. Penalties, interest. Within the past three years, no Target Company nor any director or officer of any Target Company (in his capacity as such) has paid or become liable to pay any penalty, fine, surcharge or interest in respect of tax of more than £750,000 (including in respect of any failure to make any return, give any notice or supply any information to any relevant tax authority, or any failure to keep or preserve any records or to pay tax on the due date for payment) nor, so far as the relevant Share Seller is aware, are there any circumstances by reason of which a Target Company is likely to become liable to pay any such penalty, fine, surcharge or interest.
5. Consents, clearances. No transaction in respect of which any material consent or clearance was required or sought from any tax authority has been entered into or carried out by any Target Company without such consent or clearance having first been properly obtained. Any transaction for which such consent or clearance was obtained has been carried out materially in accordance with the terms of such consent or clearance.
6. Withholdings. So far as the relevant Share Seller is aware, each Target Company has deducted or withheld all material amounts of or in respect of tax which it has been obliged by law to deduct or withhold from amounts paid by it and has properly accounted to the relevant tax authority for all material amounts of tax deducted or withheld.
7. Employees/pensions. So far as the relevant Share Seller is aware, all material amounts payable to any tax authority in respect of any employee (including tax deductible from any amounts paid to an employee and any national insurance contributions required to be made in respect of employees) due and payable by any Target Company up to the date hereof have been duly paid or accrued and each Target Company has in all material respects made all such deductions and retentions as should have been made under applicable laws or regulations.
8. Residence/permanent establishment. Each Target Company is and has at all times for tax purposes been resident in its place of incorporation and is not and has not at any time been treated as resident in any other jurisdiction for any tax purpose (including any double taxation arrangement). So far as the relevant Share Seller is aware, no Target Company is subject to tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.
9. Agency, permanent establishment. So far as the relevant Share Seller is aware, no Target Company is liable for any tax as the agent of any other person or business or constitutes a permanent establishment of any other person, business or enterprise for any tax purpose.
10. Transfer pricing. So far as the relevant Share Seller is aware, no material adjustment for tax purposes to the terms of any transaction between Target Companies or between a Target Company and any member of the Sellers’ Group by reason that it is not materially on arm’s length terms has been made, threatened or attempted.
11. Value added tax
Each Target Company:
(a)	is registered for the purposes of VAT, has been so registered at all times that it has been required to be registered by VAT legislation, and such registration is not subject to any material conditions imposed by or agreed with the relevant tax authority including, without limitation, a requirement by the appropriate fiscal authority to give security under VAT legislation;

(b)	has materially complied with and observed in all material respects the terms of VAT legislation;

(c)	has maintained and obtained at all times complete, correct and up-to-date records, invoices and other documents (as the case may be) appropriate or requisite for the purposes of VAT legislation and has preserved such records, invoices and other documents in such form and for such periods as are required by VAT legislation;

(d)	obtains credit for all input tax paid or suffered by it; and

(e)	is not and has not been treated as a member of a group for the purposes of VAT legislation, and has not applied for such treatment, in each case other than a group comprising exclusively of Target Companies.
12. Stamp Duty. All material documents in the possession or under the control of each Target Company or to the production of which any Target Company is entitled which establish or are necessary to establish the title of any Target Company to any material asset have been duly stamped and any applicable stamp duties or charges in respect of such documents have been duly accounted for and paid.
13. Tax grouping

So far as the relevant Share Seller is aware, entry into or consummation of this Agreement will not result in the generation of material tax charge for the Target Company or in a clawback of any material relief previously granted.
14. Taxation and Accounting Treatment
Where the value of any fixed asset has been stated in the Last Accounts in excess of its cost, any material potential liability to tax on chargeable gains that would accrue on the sale of that asset at its stated value is either properly provided for or disclosed by way of note in the Last Accounts.

SCHEDULE 2
LIMITATIONS ON LIABILITY
1. Time Limits. The Sellers shall not be liable for any Non-Tax Claim unless the Sellers receive from the Purchasers written notice containing reasonable details of the Non-Tax Claim including, to the extent practicable, the Purchaser’s estimate (on a without prejudice basis) of the amount of the Non-Tax Claim before the date which falls 18 months after Closing.
2. Thresholds for Claims. The Sellers shall not be liable for any single Claim (other than a Claim under the Tax Covenant):
(a)	unless the amount of the liability pursuant to that single Claim exceeds £100,000; and
(b)	unless the aggregate amount of the liability of the Sellers for all Claims not excluded by sub-paragraph (a) exceeds 1% of the aggregate of the Final Price and, for the avoidance of doubt, the Purchasers shall be entitled to claim only for the excess over 1% of the Final Price;
and shall not be liable for any single Claim under the Tax Covenant unless the amount of the liability pursuant to that single Claim exceeds £75,000.
3. Maximum limit for all Claims. The aggregate amount of the liability of the Sellers for all Claims shall not exceed 25% of the Final Price.
4. Claim to be withdrawn unless litigation commenced. Any Non-Tax Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn 6 months after the notice is given pursuant to paragraph 1 of this Schedule or, in the case of a contingent liability, 6 months after that liability becomes an actual liability, unless legal proceedings in respect of it have been commenced by being both issued and served. No new Non-Tax Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Non-Tax Claim.
5. Claims only to be brought under relevant Warranties. The Purchasers acknowledge and agree that other than the Warranties given in paragraphs 2.1, 2.2, 2.3, 3.3 and 6.1(a) of Part A of Schedule 1 the only Warranties given in relation to:
(a)	Intellectual Property Rights and information technology or any related claims, liabilities or other matters (IPR Matters) are set out in Part B : of Schedule 1 and no other Warranty is given in relation to IPR Matters;

(b)	real estate and planning and zoning matters or any related claims, liabilities or other matters (Real Estate Matters) are those set out in of Part C : of Schedule 1 and no other Warranty is given in relation to Real Estate Matters;

(c)	environment or any related claims, liabilities or other matters (Environmental Matters) are those set out in Part D : of Schedule 1 and no other Warranty is given in relation to Environmental Matters;

(d)	the employment of any past or present employee of any Target Company or any member of the Sellers’ Group or any related claims, liabilities or other matters

(Employee Matters) are set out in Part E : of Schedule 1 and no other Warranty is given in relation to Employee Matters;

(e)	retirement benefits, pensions or superannuation or any related claims, liabilities or other matters (Retirement Benefits Matters) are set out in Part F : of Schedule 1 and no other Warranty is given in relation to Retirement Benefits Matters;

(f)	taxation or any related claims, liabilities or other matters (Tax Matters) are those set out in Part G : of Schedule 1and no other Warranty is given in relation to Tax Matters.
6. Matters disclosed. The Sellers shall not be liable for any claim for breach of the Warranties if and to the extent that the fact, matter, event or circumstance giving rise to such claim is fairly disclosed by this Agreement, any other Transaction Document or the Disclosure Letter and any documents disclosed in the Data Room.
7. Matters provided for or taken into account in adjustments. The Sellers shall not be liable for any Non-Tax Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Non-Tax Claim:
(a)	in relation any fact, matter, event or circumstance which is not required to be taken into account in the preparation of the Closing Statement, is disclosed, allowed, provided or reserved for in the Last Accounts; or
(b)	is provided for or otherwise taken into account in the Closing Statement or any consequent adjustment to the UK Initial Share Price or the Irish Initial Share Price.
8. Contingent liabilities. If any Claim except a claim under the Tax Covenant is based upon a liability which is contingent only, the Sellers shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but the Purchasers have the right under paragraph 1 of this Schedule 2 to give notice of that Claim before such time).
9. No liability for Non-Tax Claims arising from acts or omissions of Purchasers. The Sellers shall not be liable for any Non-Tax Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:
(a)	after Closing by the Purchasers or any member of the Purchasers’ Group (or its respective directors, employees or agents or successors in title) outside the ordinary and usual course of business of a Target Company as at Closing; or
(b)	before Closing by any member of the Sellers’ Group or any Target Company at the direction or request of the Purchasers or any member of the Purchasers’ Group.
10. Purchasers’ duty to mitigate. The Purchasers shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage which it may suffer in consequence of any breach by the Sellers of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Claim except a claim under the Tax Covenant.
11. Recovery from third party after payment from Sellers. Where the Sellers have made a payment to the Purchasers in relation to any Non-Tax Claim and the Purchasers or any member of the Purchasers’ Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum (including for the avoidance of doubt any saving of tax) which indemnifies or compensates the Purchasers or any member of the Purchasers’ Group (in whole or in part) in respect of the liability or loss which is the subject of a Non-Tax Claim, the Purchasers or relevant member of the Purchasers’ Group shall (i) promptly notify the Sellers of the fact and provide such information as the Sellers may reasonably require (ii) subject to the Purchasers or the relevant member of the Purchasers’ Group being indemnified by the Sellers against all reasonable out of pocket costs and expenses including, for the avoidance of doubt, legal costs incurred in respect of the enforcement of such right, and subject to such actions or inactions not being, in the reasonable opinion of the Purchasers, materially prejudicial to the business of any member of the Purchasers’ Group, take all reasonable steps or proceedings as the Sellers may require to enforce such right and (iii) pay to the Sellers as soon as reasonably practicable after receipt an amount equal to the amount recovered from the third party (net of taxation and less any costs of recovery).
12. No liability for legislation or changes in rates of tax. The Sellers shall not be liable for any Non-Tax Claim if and to the extent it is attributable to, or the amount of such Non-Tax Claim is increased as a result of, any (i) legislation not in force at the date of this Agreement (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice, or any change in the practice of any tax authority, after the date of this Agreement, or (iii) change in the rates of taxation in force at the date of this Agreement.
13. No double recovery. The Purchasers shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one Claim.
14. Purchaser’s knowledge. The Sellers shall not be liable for any Claim for breach of the Warranties if and to the extent that the Purchasers are aware at the date of this Agreement (i) of the fact, matter, event or circumstance which is the subject matter of the Claim and (ii) that the fact, matter, event or circumstance could reasonably be expected to amount to a Claim for breach of the Warranties.
15. Waiver of right of set-off. The Purchasers waive and relinquish any right of set-off or counterclaim, deduction or retention which the Purchasers might otherwise have in respect of any Claim against or out of any payments which the Purchasers may be obliged to make (or procure to be made) to the Sellers pursuant to this Agreement or otherwise.
16. Sellers to have opportunity to remedy breaches. If a breach of the Warranties is capable of remedy, the Purchasers shall only be entitled to compensation if it gives the Sellers written notice of the breach and the breach is not remedied within 30 days after the date on which such notice is served on the Sellers. Without prejudice to its duty to mitigate any loss, the Purchasers shall (or shall procure that any relevant member of the Purchasers’ Group shall) provide all reasonable assistance to the Sellers to remedy any such breach.
17. Tax Claims limited by Tax Covenant. The limitations and exclusions contained in the Tax Covenant shall apply to Tax Claims to the extent set out therein.

SCHEDULE 3
PURCHASER WARRANTIES
1. The Purchasers and the Purchasers’ Parent are validly incorporated, in existence and duly registered under the laws of its jurisdiction and have full power to conduct their business as conducted at the date of this Agreement.
2. The Purchasers and the Purchasers’ Parent have obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower them to enter into and perform their obligations under this Agreement where failure to obtain them would adversely affect their ability to enter into and perform their obligations under this Agreement.
3. Entry into and performance by each member of the Purchasers’ Group of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) (subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.
4. Neither the Purchasers nor any Affiliate are insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchasers or any of their Affiliates and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchasers or any of its Affiliates and no event has occurred to give the right to enforce such security.
5. So far as the Purchasers are aware, neither the Purchasers nor any member of the Purchasers’ Group are subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of any of the Conditions.
6. Subject to the satisfaction of the Condition, the Purchasers will at Closing have available cash or available loan facilities which will provide in immediately available funds the necessary cash resources to pay the Initial Share Price and meet its other obligations under this Agreement and, in the case of loan facilities, they involve no material pre-conditions.
7. The Purchasers are not aware of any facts or circumstances which could reasonably be expected to result in a Claim being made against the Sellers or any misrepresentation by or on behalf of the Sellers in connection with the Proposed Transaction.

SCHEDULE 4
CONDUCT OF THE TARGET COMPANIES PRE-CLOSING
1. From the date of this Agreement until Closing, the Sellers shall (unless otherwise required or permitted by the terms of any Transaction Document or as may be approved by the Purchaser, such approval not to be unreasonably withheld or delayed) ensure that:
(a)	each Target Company carries on its business in all material respects in the ordinary course so as to maintain it as a going concern;

(b)	no Target Company declares, makes or pays any non-cash dividend or other non-cash distribution (whether in stock or in kind);

(c)	no Target Company creates issues or agrees to issue, allots, redeems or repurchases any share or loan capital (except to another Target Company) or agrees to do any of the foregoing;

(d)	save as disclosed all transactions between any Target Company and any member of the Sellers’ Group take place in a manner consistent with previous practice in the 12 months prior to the date of this Agreement, on an arms’ length basis in the ordinary and usual course of business;

(e)	no member of the Seller’s Group agrees to an amendment or surrender of any of the insurance policies affecting the Target Companies;

(f)	no Target Company (i) employs or agrees to employ any new full or part time persons in a senior managerial capacity or (ii) makes changes (other than those required by law) in terms of employment (including pension fund commitments) in circumstances which are likely to increase in aggregate the total staff costs of the Target Companies by more than 1% per annum;

(g)	no Target Company enters into or terminates any contract which has a value or is likely to involve revenue or expenditure in excess of £500,000 or which will result in any material change in the nature or scope of operations of that Target Company or which is otherwise onerous or unusual;

(h)	no Target Company enters into any material own label contract which is loss-making on a fully allocated basis without the consent of the Purchaser;

(i)	other than in the ordinary course of business, no Target Company agrees to any material variation or termination of any Material Contract without cause to which that Target Company is a party;

(j)	no Target Company acquires or disposes of, or agrees to acquire or dispose of, (i) any company or business or (ii) other than in the ordinary course of business, any asset having a value in excess of £250,000, or enters into any capital commitment in excess of £250,000 (other than any capital commitment pursuant to any Target Company’s existing or proposed capital projects, but only to the extent that they are disclosed in the Disclosure Letter);

(k)	other than in the ordinary course of business, no Target Company gives any guarantee, indemnity or other agreement to secure a material obligation of a third party (including a member of the Sellers’ Group);

(l)	other than in relation to the Excluded Employees, no Target Company enters into, or agrees to enter into, any agreement or arrangement with any director or former director of that Target Company, or any person connected with any of them;

(m)	no Target Company pays its creditors other than in the ordinary course of business, changes its policy in relation to the payment of creditors or otherwise amends, or agrees to amend, the terms of its borrowings or indebtedness;

(n)	no Target Company passes a shareholders’ resolution or alters its memorandum or articles of association (or equivalent documents);

(o)	the Purchasers and their agents, advisers and representatives are given reasonable access to the management of the Target Companies;

(p)	the Purchasers and their agents, advisers and representatives are given reasonable access to the premises and employees of the Target Companies for the purpose of making presentations to employees of the Target Companies about the Purchasers’ Group;

(q)	no Target Company terminates the employment of, or gives notice to terminate the employment of, any Senior Retained Employee other than in circumstances justifying summary termination;

(r)	no employee of any Target Company is made redundant or given early retirement and no special or discretionary bonus is paid by any Target Company to any employee of any Target Company without the consent of the Purchaser;

(s)	no Target Company institutes or settles any litigation where that action is likely to result in a payment to or by a Target Company of £100,000 or more (except for collection in the ordinary course of trading debts none of which exceeds £100,000);

(t)	no Target Company or member of the Sellers’ Group creates any Third Party Right over the Shares, Target IP or the assets of any Target Company other than a Permitted Encumbrance;

(u)	no Target Company or any member of the Sellers’ Group institutes, settles, compromises or makes any admission relating to any litigation, dispute or claim in connection with the Target IP;

(v)	no Target Company or member of the Sellers’ Group disposes of, or grants any right, title or interest in the Target IP, any Intellectual Property Licence In or Intellectual Property Licence Out (other than any Intellectual Property Licence In or Intellectual Property Licence Out granted in the ordinary course of business subject always to paragraph 1(a) above); and

(w)	where this is within the control of the Sellers or the Target Companies (i) no amendment or alteration is made to the Pension Schemes that would increase the liabilities of the Target Companies under the Pension Schemes (ii) the Pension Schemes are not discontinued (wholly or partly) (iii) other than in relation to the Excluded Employees, there is no communication to any members of the Pension

Schemes in respect of any plan, proposal or intention to amend or discontinue the Pension Schemes (unless and to the extent that such amendment is required by law or to enable the Pension Schemes to retain tax approved or registered status) provided that, for the avoidance of doubt, no discretion is exercised to augment benefits or otherwise increase liabilities under the Pension Schemes in respect of Excluded Employees and (iv) no decision or determination is made or communicated in connection with the level of contributions to be paid to the defined contribution pension arrangement to be nominated or established for those current or future employees who are not members of the Pension Schemes at Closing.
2. The Purchasers shall not exercise any of their rights pursuant to this Schedule 4 (including the right to refuse to approve any particular transaction or action) in such a manner as would disrupt unreasonably the efficient operations of any Target Company.
3. Prior to Closing, the Sellers shall procure that the Purchasers and their agents, advisers and representatives are given reasonable access to the management of the Business for the purposes of communication with employees.
4. The Sellers and the Sellers’ Parent shall, prior to Closing, promptly provide such information as may reasonably be requested by the Purchasers and/or their Affiliates and/or their advisers in connection with the Proposed Transaction, the associated debt and equity financing and the requirement to seek shareholder approval, including, without limitation, causing the Target Companies to provide such information, supporting documentation and access to relevant personnel (both at the Target Companies and their advisers) to enable the inclusion of the relevant information (including such as may be required by the Listings Rules and/or the Prospectus Rules of the UK Listing Authority) in such documentation and to obtain any necessary regulatory approvals; and
5. The Sellers shall and shall procure that the Target Companies shall reasonably co-operate with Ernst & Young (EY) and promptly provide EY with (i) such financial and other information regarding the Target Companies and (ii) such other assistance as EY may reasonably require, in each case in order that EY may conduct the necessary preparatory work to facilitate the Target Companies becoming guarantors under the Purchasers’ Group’s debt facilities following Closing, including without limitation for the purposes of complying with sections 155 to 158 of the Companies Act 1985 (and the equivalent provisions under Irish law).

SCHEDULE 5
CONDUCT ON INVESTIGATIONS BY GOVERNMENTAL ENTITIES
PRIOR TO CLOSING
1. If at any time prior to Closing any Governmental Entity shall
(a)	investigate, or
(b)	request information and/or documentation from the Sellers, the Sellers’ Parent, the Purchasers or the Purchasers’ Parent in relation to the transactions contemplated by this Agreement other than in relation to Tax (collectively an Investigation), the provisions of this Schedule 5 shall have effect until Closing.
2. Any party becoming aware of an Investigation shall immediately inform the other parties and provide to them full details of the Investigation and copies of any documentation received from the relevant Governmental Entity (or, if none, a written summary of the Investigation).
3. A party may communicate with the relevant Governmental Entity only after prior consultation with the other parties and their advisers (and taking into account any reasonable comments and requests of such parties and their advisers).
4. Copies of any and all submissions, filings, communications, information and/or documentation (collectively, Communications) made with or provided to the relevant Governmental Entity in response to an Investigation shall be provided in accordance with any applicable time limits and copies of the same shall be provided to the other parties, save that business secrets and other confidential material may be redacted. In the case of a non-written Communication, a written summary thereof shall be provided to the other parties.
5. Without limiting 4 above, a party shall provide the other parties and its advisers with a final draft of any Communication that it is proposing to make with or provide to the relevant Governmental Entity (save that business secrets and other confidential material may be redacted) in such time as will allow the other party a reasonable opportunity to provide reasonable comments and for those to be taken into account prior to its submission.
6. Where it is intended to have a meeting or telephone call with the relevant Governmental Entity, and where permitted by the Governmental Entity, representatives of the parties shall be permitted to attend all such meetings and participate in all telephone or other conversations and to make oral submissions at such meetings (or during such telephone or other conversations).
7. The parties shall regularly review with each other the progress of any Investigation.
8. Where requested by a party, any other party shall provide to the requesting party any necessary information or document reasonably required for the purposes of responding to any Investigation, save that business secrets and other confidential material may be redacted.

SCHEDULE 6
CLOSING ARRANGEMENTS
PART A :  SELLERS OBLIGATIONS
1. At Closing, the Share Sellers shall deliver or ensure that there is delivered or made available to the Share Purchaser:
(a)	duly executed transfers into the name of the Share Purchaser or its nominee (notified to the Share Sellers in writing prior to Closing) in respect of all the Shares;

(b)	the share certificates or equivalent documents in any applicable jurisdiction relating to all the Shares in respect of which certificates were issued or are required by law to be issued or indemnities in a form reasonably satisfactory to the Share Purchaser in respect of any such share certificates that are lost; in the case of share certificates in respect of the Shares in Target Companies where endorsement of share certificates is required to validly transfer the Shares concerned, such certificates being properly endorsed so as to transfer the Shares to the Share Purchaser;

(c)	in respect of each Target Company, the certificates of incorporation, the common seals, minute books, share registers and share certificate books (with any unissued share certificates) or such equivalent items in the relevant jurisdiction as are kept by the relevant Target Company;

(d)	in respect of each of Campbell Grocery Products Limited and Campbell Soup Ireland Limited, a copy (certified by the relevant company secretary as true and correct) of a resolution of the board of directors of that company approving the transfer of the Shares in that company (subject to stamping);

(e)	(in respect of each Target Company) a copy (certified by the relevant company secretary as true and correct) of a resolution of the board of directors accepting the resignation of each existing director, company secretary and auditor of that Target Company and appointing each future director, company secretary and auditor, in each case as may be notified by the Share Purchaser not later than 7 Business Days prior to Closing, together with letters of resignation of such persons in the Agreed Form;

(f)	copies (certified by the relevant company secretary as true and correct) of a resolution of the board of directors of each of the Share Sellers and the Business Sellers (other than CIC and CNHBV) authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(g)	an irrevocable power of attorney in favour of the Share Purchaser (or its nominee) giving it power to exercise the Sellers’ rights in relation to the Shares pending registration of the transfer of the Shares;

(h)	all registration certificates, and copies of all material licences, material co-existence agreements and other material documents relating to the Target IP that are, in each case, in the possession or under the control of, a member of the Sellers’ Group;

(i)	all documents of title, certificates, deeds, licences, agreements, and other documents relating to the Properties;

(j)	copies of the ERM Phase I Environmental Assessment Reports in respect of the sites located at Ashford, Kent (UK), Worksop, Nottinghamshire (UK), King’s Lynn, Norfolk (UK) and Thurles, County Tipperary (Ireland), all dated June 2006, together with a collateral warranty from ERM in favour of the Purchasers.

(k)	duly executed waivers in respect of any provision of the type referred to in paragraph 6.1(a) of Part A of Schedule 1 contained in any contract made between any of the Target Companies and any member or members of the Sellers’ Group.

(l)	duly executed deeds of termination in respect of (i) the trade mark licence for the Homepride brand between Campbell Grocery Products Limited and Campbell Netherlands Holding BV and (ii) the technical services agreement between (i) Campbell Soup Company and (ii) Campbell Grocery Products Limited.
PART B :  PURCHASERS OBLIGATIONS
1. At Closing, the Share Purchasers and the Business Purchaser shall:
(a)	deliver (or ensure that there is delivered to the Sellers) a copy of a resolution (certified by its company secretary as true and correct) of the board of directors of the relevant Purchaser authorising the execution of and the performance by the Purchasers of their obligations under this Agreement and each of the Transaction Documents to be executed by them (or any of them);

(b)	in the case of the Share Purchaser, pay to the Share Sellers the Initial Share Price in accordance with clause 2.5, and in the case of the Business Purchaser, pay to the Business Sellers the UK IP Price in accordance with clause 2.5.
PART C :  INTER-COMPANY DEBT
1. At Closing, the Sellers and the Purchasers shall carry out their respective obligations under Schedule 10 (Inter-Company Debt) required to be performed at Closing and a letter of confirmation from both CIC and the Campbell Coordination Centre confirming that all of the liabilities of the Irish Target Companies have been discharged in full shall be delivered by the Share Sellers to the Share Purchaser.
PART D :  GENERAL
1. At or before Closing, the Business Sellers and the Business Purchaser shall execute and deliver to each other (or procure that their relevant Affiliates shall execute and deliver) the following other documents in the Agreed Form required by this Agreement to be executed on or before Closing, namely:
     The Campbell’s Trade Mark Licence the Transitional Services Agreement.
     The IP Assignments.
     Domain Name Transfer Forms in respect of domain names used exclusively in the Business.
2. If any document listed in this Schedule 6 is required to be notarised, the parties shall execute such document at a location notified by the Sellers to the Purchasers at least 2 Business Days before Closing where a notary with the required qualification will be present.

3. All documents and items delivered at Closing pursuant to this Schedule 6 shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place. Simultaneously with:
(a)	delivery of all documents and all items required to be delivered at Closing (or waiver of the delivery of it by the person entitled to receive the relevant document or item); and
(b)	receipt of an electronic funds transfer to the Sellers’ Bank Account(s) in immediately available funds of the Initial Share Price, the documents and items delivered in accordance with this Schedule shall cease to be held to the order of the person delivering them and Closing shall be deemed to have taken place.

SCHEDULE 7
INTELLECTUAL PROPERTY
1. For the avoidance of doubt, the following brands are specifically excluded from the transaction in so far as they may be used by or owned by a Target Company:
(a)	the Excluded Brands;

(b)	Campbell’s, Campbell’s Cup-a-Soup (except pursuant to the Campbell’s Trade Mark Licence);

(c)	Fray Bentos in Australia and New Zealand;

(d)	OXO in Benelux (including, without limitation, the OXO bottle design); and

(e)	Super Noodles and Supernoodles outside the United Kingdom and the Republic of Ireland.
2. The Business Purchaser grants to the Sellers with effect from Closing an exclusive, perpetual, irrevocable, royalty-free and transferable licence to use Community Trade Mark number 1531144 for OXO in Benelux. This licence shall include the right to sub-license to any person on the same terms.
3. If any member of the Purchasers’ Group makes any application to register any other Community Trade Marks consisting of, or containing, OXO or anything confusingly similar to OXO, following Closing then the Purchasers shall:
(a)	promptly inform the Sellers of the application; and

(b)	grant, or procure the grant of, a licence to the Sellers on the same terms as those set out in paragraph 2 above to use any such applications and any registered Community Trade Marks which result from those applications.
4. The Sellers shall procure the grant to the Purchasers (for the benefit of the Target Companies and each of the Purchasers’ Affiliates) with effect from Closing of a non-exclusive, perpetual, irrevocable, royalty-free sub-licensable and transferable licence to use the Know-How and Intellectual Property Rights which are owned by a member of the Sellers’ Group and which have been used (but not exclusively) in the Business at any time in the twelve (12) months prior to Closing (other than the Excluded Brands, the Campbell’s brand, the rights of the Sellers’ Group in or in respect of the Common Brands and any other trade or service names or marks, logos or domain names) for the purposes of conducting the Business and any development, expansion or derivative thereof.

SCHEDULE 8
PROPERTIES
1.	Lease of office space at
2020 Cambourne Business Park
Cambourne, Cambridgeshire
CB3 6DP UK dated 3 April 2002 and made between (1) CGN4 Life Assurance
Limited and Campbell Grocery Products Limited
2.	Freehold land at
Hardwick Road
Kings Lynn
Norfolk PE30 4HS
Title Numbers NK99709 and NK194486
3.	Freehold land at Claylands Avenue
Worksop
Nottinghamshire S81 7AY
Title Numbers NT354822 and NT341924
4.	Freehold land at Kennington Road
Ashford
Kent TN24 0LU
Title Number K825438
5.	Leasehold land of Sewage Pumping Station (Soil Area)
at Kennington Road,
Ashford
Kent
Title Number 776731
6.	Leasehold land of Steam Plant and oil tanks
at Kennington Road,
Ashford
Kent
Title Number K776736
7.	Leasehold land of Water Tower
at Kennington Road,
Ashford
Kent
Title Number K776738
8.	Leasehold land of Industrial Effluent Area
at Kennington Road,
Ashford
Kent
9.	Property comprised within Folio 26447F (Freehold)
County Tipperary, Ireland

10.	Property comprising First Floor of Block 43B
Park West Business Park, County Dublin, Ireland
(more accurately described in the Lease dated 8 May 2003 between Airscape Limited, Campbell
Soup Ireland Limited and Park West Management (No. 1) Limited)

SCHEDULE 9
TAX COVENANT
1. Interpretation
1.1 In this Schedule the following definitions shall have the following meanings:
actual tax liability means a liability of any Target Company to make or suffer an actual payment of tax;
deemed tax liability means the use or set off of any Purchaser’s relief in circumstances where, but for such use or set off, any Target Company would have had an actual tax liability in respect of which the Share Purchaser would have been able to make a claim against the Share Sellers under this Schedule (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual liability to tax that is saved by the use or set off of the Purchaser’s relief); provided that for the purposes of this Schedule it shall be assumed that reliefs other than any Purchaser’s relief are, to the extent allowed by law, used in priority to any Purchaser’s relief, and if it cannot be determined whether a Purchaser’s relief or another relief is so used, it shall be assumed that another relief is used in priority to any Purchaser’s relief;
event means any act, transaction, failure or omission;
Overprovision means, applying the accounting policies, principles and practices adopted in relation to the preparation of the Closing Statement (and ignoring the effect of any change in law made or action taken by any Purchaser or any Target Company after Closing, or any relief arising after Closing), the amount by which any contingency or provision in the Closing Statement relating to tax is overstated;
Purchaser’s Group means the Purchaser’s Parent and any other company or companies which either are or become after Closing, or have within the six years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, the Purchasers’ Parent for any tax purpose;
Purchaser’s relief means:
(a)	any relief arising to any Target Company to the extent that it either arises in respect of an event occurring or period commencing after Closing, or was included in the Closing Statement as an asset; or

(b)	any relief arising to any member of the Purchaser’s Group (other than any Target Company);
relief includes, unless the context otherwise requires, any relief, loss, allowance, credit, deduction, exemption or set off in respect of any tax or relevant to the computation of any income, profits or gains for the purposes of any tax, or any right to repayment of or saving of tax, and any reference to the use or set off of relief shall be construed accordingly;
Retained Group means the Sellers’ Parent and any other company or companies (other than any Target Company) which either are or become after Closing, or have within the six years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, the Sellers’ Parent for any tax purpose;

tax and taxation mean (a) taxes on income, profits and gains, and (b) all other taxes, levies, rates, fines, duties, imposts, charges, contributions and withholdings in the nature of taxation, including any excise, property, value added, sales, transfer, franchise and payroll taxes and any national insurance or social security contributions, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them (save insofar as attributable to the delay or default after Closing of either Company, any Subsidiary or any Purchaser) and “taxable” shall be construed accordingly;
tax authority means any taxing or other authority whether within or outside the United Kingdom competent to impose any tax liability;
tax claim means:
(a)	the issue of any notice, demand, assessment, letter or other document by or on behalf of any tax authority or the taking of any other action by or on behalf of any tax authority (including the imposition, or any document referring to the possible imposition, of any withholding of or on account of tax); or

(b)	the preparation or submission of any notice, return, assessment, letter or other document by any Purchaser, any Target Company, or any other person, from which it appears that a tax liability may be incurred by or may be imposed on any Target Company, being a tax liability which could give rise to a liability for the Share Sellers under this Schedule or under the Tax Warranties (whether alone or in conjunction with other Claims);
tax liability means an actual tax liability or a deemed tax liability;
Taxes Act means the Income and Corporation Taxes Act 1988;
TCA means the Irish Taxes Consolidation Act 1997.
1.2 Persons shall be treated as connected for the purposes of this Schedule if they are connected within the meaning of section 839 of the Taxes Act.
1.3 The headings in this Schedule shall not affect its interpretation.
1.4 In this Schedule, for the purposes of determining whether:
(a)	a tax liability or relief has arisen, or
(b)	any Target Company is or becomes entitled to a right to repayment or receives an actual repayment of tax in either case, in respect of a period ended on or before Closing or in respect of a period commencing after Closing, an accounting period of the Target Company concerned shall be deemed to have ended on Closing.
1.5 In this Schedule, for the purposes of determining whether:
(a) any income, profits or gains have been earned, accrued or received, or
(b)	an event has occurred

in either case, on or before Closing or after Closing, an accounting period of the Target Company concerned shall be deemed to have ended on Closing.
2. Covenant to Pay
2.1 The Share Sellers hereby covenant with the Share Purchaser to pay to the Share Purchaser an amount equivalent to:
(a)	any actual tax liability arising in respect of, by reference to or in consequence of:
(i)	any income, profits or gains earned, accrued or received on or before Closing;

(ii)	and any event which occurred on or before Closing; and
(b)	any deemed tax liability;
together with any costs and expenses as referred to in paragraph 5.
2.2 For the avoidance of doubt, paragraph 2.1 above shall not apply to any tax liability arising in respect of, by reference to or in consequence of any income, profits or gains earned, accrued or received after Closing (whether or not as a result of an event which occurred on or before Closing), or any event occurring or deemed to occur after Closing.
3. Exclusions
3.1 The covenant contained in paragraph 2.1 shall not cover any tax liability to the extent that:
(a)	provision or reserve in respect of that tax liability has been made in the Closing Statement, or the tax liability was taken into account in the preparation of the Closing Statement; or

(b)	the tax liability was paid or discharged before Closing, or such payment or discharge was taken into account in the preparation of the Closing Statement and such payment or discharge has in fact occurred; or

(c)	the tax liability arises as a result of any change in rates of tax made after Closing or of any change in law (or a change in interpretation on the basis of case law), regulation, directive or requirement, or the published practice of any tax authority, occurring after Closing; or

(d)	the tax liability would not have arisen but for a transaction, action or omission carried out or effected by any of the Purchasers, any Target Company, or any other person connected with any of them, at any time after Closing, except that this exclusion shall not apply where any such transaction, action or omission:
(i)	is carried out or effected by the Target Company concerned pursuant to a legally binding commitment created on or before Closing; or

(ii)	is carried out in the ordinary course of the Target Company’s business as carried on at Closing provided that for this purpose the following shall be deemed not to be in the ordinary course of the Target Company’s business if they otherwise would be (with the effect that the exclusion contained in this paragraph 3.1(d) shall apply):

(A)	any disposal (or deemed disposal for any tax purpose) of assets other than trading stock by the Target Company;

(B)	any change in the use of an asset by the Target Company;

(C)	anything which has the result of requiring disposal value to be brought into account, or which crystallises a balancing charge, for capital allowances purposes (or has a similar effect under the laws of any relevant foreign jurisdiction); or
(e)	the tax liability arises as a result of a change after Closing in the length of any accounting period for tax purposes of any Target Company, or (other than a change which is necessary in order to comply with the law or generally accepted accounting principles applicable to the Target Company at Closing) a change after Closing in any accounting policy or tax reporting practice of any Target Company; or

(f)	notice of a claim in respect of a tax liability (other than a claim that relates to tax in the Republic of Ireland), in a form complying with the provisions of paragraph 9.1, is not given to the UK Share Seller prior to the sixth anniversary of the end of the accounting period of the Target Company concerned in which Closing occurs, or (where the claim is not previously settled, satisfied or withdrawn) proceedings in respect thereof are not issued commenced by being both issued and served within the six month period following such anniversary and pursued with reasonable diligence thereafter; or

(g)	notice of a claim in respect of a tax liability (being a claim) that relates to tax in the Republic of Ireland), in a form complying with the provisions of paragraph 9.1, is not given to the Irish Share Seller within the period of five years beginning with the end of the period of account (as defined in the section 4 of the TCA) in which Closing takes place or (where the claim is not previously settled, satisfied or withdrawn) proceedings in respect thereof are not commenced by being both issued and served within the six month period following such anniversary and pursued with reasonable diligence thereafter; or

(h)	such tax liability arises as a result of any Target Company failing to submit the returns and computations required to be made by them or not submitting such returns and computations within the appropriate time limits or submitting such returns and computations otherwise than on a proper basis, in each case after Closing and otherwise than as a result of any default or failure of the Share Sellers in carrying out, or in failing to carry out, the Share Sellers’ obligations under paragraph 12; or

(i)	the tax liability arises as a result of the failure of the Share Purchaser to comply with its obligations contained in paragraph 9 or 12 hereof; or

(j)	any relief other than a Purchaser’s relief is available, or is for no consideration made available by the Share Sellers, to any of the Target Companies to set against or otherwise mitigate the tax liability (and so that (a) for this purpose any relief arising in respect of an accounting period falling partly before and partly after Closing shall be apportioned on a time basis, unless some other basis is more reasonable, (b) any relief that is so available in relation to more than one tax liability to which this Schedule applies shall be deemed, so far as possible, to be used in such a way as to reduce to the maximum extent possible the Share Sellers’ total liability hereunder and (c) the Share Sellers may at their expense require the auditors for the time being of any Target Company to certify the extent to which Target Company has any relief available to which this paragraph may apply); or

(k)	the tax liability would not have arisen but for:
(i)	the making of a claim, election, surrender or disclaimer, the giving of a notice or consent, or the doing of any other thing under the provisions of any enactment or regulation relating to tax, in each case after Closing and by any of the Purchasers, any Target Company or any person connected with any of them and otherwise than at the direction of the Share Sellers pursuant to paragraph 12; or

(ii)	the failure or omission on the part of any Target Company after Closing otherwise than at the direction of the Share Sellers pursuant to paragraph 12 to make any such valid claim, election, surrender or disclaimer, or to give any such notice or consent or to do any other such thing, either as the Share Sellers may require in respect of periods or matters for which the Share Sellers have conduct under paragraph 12 or in respect of periods or matters for which the Share Sellers do not have conduct, in circumstances where the making, giving or doing of which was taken into account in the preparation of the Closing Statement; or
(l)	the tax liability is a liability to tax comprising interest, penalties, charges or costs in so far as is attributable to the unreasonable delay or default of any of the Purchasers or any Target Company after Closing; or
(m)	the tax liability arises as a result of the sale of an asset or as a result of any other event (including the expiry of a time period) which causes the crystallisation of a chargeable gain by any Purchaser, any Target Company, or any other person connected with any of them, at any time after Closing.
3.2 The Share Sellers shall have no liability to the Share Purchaser under any part of this Agreement in respect of any non availability, inability to use, or loss or restriction of any relief (failure of relief) where such failure of relief does not give rise to a tax liability to which paragraph 2.1 applies.
3.3 The provisions of paragraph 3.1 shall also operate to limit or reduce the liability of the Sellers in respect of claims under the Tax Warranties.
3.4 The provisions of Schedule 2 to this Agreement (Limitations on Liability) shall, to the extent provided for in that Schedule, also apply to limit or reduce the liability of the Share Sellers under this Schedule (as well as under the Warranties).
4. Overprovisions
4.1 The Share Sellers may require the auditors for the time being of any relevant Target Company to certify, at the Share Sellers’ request and expense, the existence and amount of any Overprovision and the Share Purchaser shall provide, or procure that each Target Company provides, any information or assistance required for the purpose of production by the auditors of a certificate to that effect.
4.2 Subject to paragraphs 4.4 and 4.5 below:

(a)	any Overprovision shall first be set against any payment then due from the Share Sellers under this Schedule or for breach of any Tax Warranty;
(b)	to the extent there is an excess, a payment shall promptly be made to the Share Sellers equal to the aggregate of any payment or payments previously made by the Share Sellers under this Schedule or for breach of any Tax Warranty (and not previously refunded under this Schedule) up to the amount of the excess; and
(c)	to the extent that there is any remaining excess, a payment shall promptly be made to the Share Sellers equal to the amount of the excess.
4.3 Either the Share Sellers or the Share Purchaser may, at its expense, require any certificate produced in accordance with paragraph 4.1 above to be reviewed by the auditors for the time being of any relevant Target Company in the event that there are relevant circumstances or facts of which it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether the certificate remains correct or whether it should be amended.
4.4 If following a request under paragraph 4.1 the certificate is amended, the revised amount of Overprovision shall be substituted for the purposes of paragraph 4.2, and any adjusting payment that is required shall be made forthwith.
4.5 For the purposes of this paragraph, any Overprovision shall be determined without regard to any tax refund to which paragraph 7 applies or any payment or relief to which paragraph 11 applies.
5. Costs and Expenses
The covenant contained in this Schedule shall extend to all reasonable costs and expenses properly incurred by the Share Purchaser in connection with a successful claim made under this Schedule, or in satisfying or settling any tax liability in accordance with paragraph 9 in respect of which a successful claim is made under this Schedule.
6. Double Recovery
The Share Purchaser shall not be entitled to recover any amount pursuant to this Schedule in respect of any claim to the extent that any of the Purchasers or any of the Target Companies has already recovered any amount in respect of such claim under the Warranties or under any other provision of this Agreement or pursuant to any other agreement with the Sellers or any company connected with the Sellers, or to the extent that recovery has already been made under this Schedule in respect of the same subject matter.
7. Tax Refunds
7.1 The Share Purchaser shall promptly notify the Share Sellers of any right to receive or actual receipt of any amount by way of repayment of tax or interest on overpaid tax or repayment supplement, being an amount to which any Target Company is or becomes entitled or receives in respect of an event occurring or period (or part period) falling prior to Closing, where or to the extent that such amount was not included in the Closing Statement as an asset, does not arise from the use of a relief attributable to an event occurring or period commencing after Closing and is not a payment or relief to which paragraph 11 below applies (a tax refund). The Share Purchaser shall take (or shall procure that the Target Company takes) such action as the Share Sellers may reasonably request to obtain such tax refund (keeping the

Share Sellers fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation).
7.2 Any tax refund actually obtained after Closing, whether by repayment or set off (less any reasonable costs and expenses properly incurred in obtaining it and less any tax actually suffered thereon) shall be dealt with as follows:
(a)	the amount of the tax refund shall be set against any payment then due from the Share Sellers under this Schedule or for breach of any Tax Warranty; and
(b)	to the extent that there is an excess, a payment shall promptly be made to the Share Sellers equal to the aggregate of any payment or payments previously made by the Share Sellers under this Schedule or for breach of any Tax Warranty (and not previously refunded under this Schedule) up to the amount of the excess; and
(c)	to the extent that there is any remaining excess, a payment shall promptly be made to the Share Sellers equal to the amount of such excess.
7.3 Paragraph 11.4 shall apply in respect of any sum payable to the Share Sellers under this paragraph 7 which is not paid within 5 Business Days of the relevant tax refund being obtained by the Target Company concerned (the due date) as it applies to any sum not paid by the Share Purchaser on the due date of payment specified in paragraph 11.2.
8. Secondary Liabilities
8.1 The Share Sellers covenant with the Share Purchaser to pay to the Share Purchaser an amount equivalent to any tax or any amount on account of tax which any Target Company, or any other member of the Purchaser’s Group, is required to pay as a result of a failure by any member of the Retained Group to discharge that tax.
8.2 The Share Purchaser covenants with the Share Sellers to pay to the Share Sellers an amount equivalent to any tax or any amount on account of tax which any member of the Retained Group is required to pay as a result of a failure by any Target Company, or any other member of the Purchaser’s Group, to discharge that tax.
8.3
(a)	In consideration of the Agreement and the covenants hereby given by the Irish Share Seller in favour of the Share Purchaser, the Share Purchaser hereby covenants with and agrees to indemnify and hold harmless the Irish Share Seller in respect of any liability they (or any other person falling within Section 629(4) TCA) incur or become liable to pay whatsoever resulting from the residence of any of the Irish Companies being transferred outside Ireland at any time on or after the Closing or in consequence thereof.
(b)	The Share Purchaser hereby covenants with and agrees to pay to the Irish Share Seller an amount equal to any liability that any member of the Retained Group incurs or becomes liable to pay under Section 623(5) TCA as a result of any taxation liability under Section 623 TCA arising in any of the Irish Companies as a result of Closing not having been paid by the Irish Companies within 6 months after Closing.
8.4 The covenants contained in paragraphs 8.1, 8.2 and 8.3 shall:

(a)	extend to any reasonable costs and expenses properly incurred in connection with such tax or a claim under paragraphs 8.1, 8.2 and 8.3, as the case may be;
(b)	(in the case of paragraph 8.2) not apply to tax to the extent that the Share Purchaser could claim payment in respect of it under paragraph 2.1 (or would have been able to claim but for paragraph 3.1(f) or 3.1(g)), except to the extent a payment has been made pursuant to paragraph 2.1 and the tax to which it relates was not paid by the Target Company concerned; and
(c)	not apply to tax to the extent it has been recovered under any relevant statutory provision (and the Share Purchaser or the Share Sellers, as the case may be, shall procure that no such recovery is sought to the extent that payment is made hereunder).
8.5 Paragraphs 9.1, 9.3, 9.5 and 10 (conduct of disputes and due date for payment) shall apply to the covenants contained in paragraphs 8.1, 8.2 and 8.3 as they apply to the covenants contained in paragraph 2.1, replacing references to the Share Sellers by the Share Purchaser and references to Sellers by Purchaser (and vice versa) where appropriate, and making any other necessary modifications.
9. Notification of Claims and Conduct of Disputes
9.1 If any Purchaser or any of the Target Companies become aware of any tax claim, the Share Purchaser shall give notice to the Share Sellers of that tax claim (including reasonably sufficient details of such tax claim, the due date for any payment and the time limits for any appeal, and so far as practicable the amount of the claim under this Schedule or under the Tax Warranties in respect thereof) as soon as possible (and in any event not more than 15 days after the Purchaser concerned or the Target Company concerned becomes aware of such claim). The Share Purchaser shall take (or procure that the Target Company concerned shall take) such action as the Share Sellers may reasonably request in writing to avoid, dispute, resist, appeal, compromise or defend any tax claim (whether notified by the Share Purchaser, or being a tax claim of which the Share Sellers were already aware) and any adjudication in respect thereof provided that the Share Purchaser shall not be obliged to appeal any tax claim following a decision of a first appellate body unless the Share Sellers have been advised by independent tax advisers reasonably acceptable to all parties, after disclosure of all relevant information and documents, that it is reasonable to appeal the tax claim. The Share Sellers shall have the right (if they wish) to control any proceedings taken in connection with such action, and shall in any event be kept fully informed of any actual or proposed developments (including any meetings) and shall be provided with copies of all correspondence and documentation relating to such tax claim or action, and such other information, assistance and access to records and personnel as they reasonably require.
9.2 If the Share Sellers have exercised their right to take control of the proceedings in accordance with paragraph 9.1 above, they shall keep the Share Purchaser fully informed of and consult with it regarding any actual or proposed developments (including any meetings) and shall provide the Share Purchaser with copies of all correspondence and documentation relating to such tax claim or action (and shall take account of any reasonable comments from the Share Purchaser) and any other information, assistance and access to records and personnel as it reasonably requires.
9.3 The Share Sellers shall indemnify the Share Purchaser against all reasonable costs and expenses incurred in connection with any such action or proceedings as are referred to in paragraph 9.1.

9.4 Subject to paragraph 9.5, the Share Purchaser shall procure that no tax claim, action or issue in respect of which the Share Sellers could be required to make a payment under this Schedule or for breach of any Tax Warranty is settled or otherwise compromised without the Share Sellers’ prior written consent, such consent not to be unreasonably withheld, and the Share Purchaser shall, and shall procure that each Target Company and any of their respective advisers shall, not submit any correspondence or return or send any other document to any tax authority where the Share Purchaser or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such tax authority on notice of any matter which could give rise to, or could increase, a claim under this Schedule or for breach of any Tax Warranty, without first affording the Share Sellers a reasonable opportunity to comment thereon and without taking account of such comments so far as it is reasonable to do so.
9.5 If the Share Sellers do not request the Share Purchaser to take any appropriate action within 30 days of notice to the Share Sellers, the Share Purchaser shall be free to satisfy or settle the relevant tax liability on such terms as it may reasonably think fit.
10. Due Date of Payment and Interest
10.1 Subject to paragraph 10.2 the Share Sellers shall pay to the Share Purchaser any amount payable under this Schedule on or before the date which is the later of the date ten Business Days after demand is made therefor by the Share Purchaser and two Business Days before the first date on which the tax in question becomes recoverable by the tax authority demanding the same. Provided that:
(a)	if the date on which the tax can be recovered is deferred following application to the relevant tax authority, the date for payment by the Share Sellers shall be two Business Days before such later date when the amount of tax is finally and conclusively determined (and for this purpose, an amount of tax shall be deemed to be finally determined when, in respect of such amount, an agreement under section 54 of the Taxes Management Act 1970 or any legislative provision corresponding to that section is made, or a decision of a court or tribunal is given or any binding agreement or determination is made, from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit); and
(b)	if a payment or payments to the relevant tax authority prior to the date otherwise specified by this paragraph would avoid or minimise interest or penalties, the Share Sellers may at their option pay the whole or part of the amount due to the Share Purchaser on an earlier date or dates, and the Share Purchaser shall procure that the tax in question (or the appropriate part of it) is promptly paid to the relevant tax authority.
The Share Sellers may, with the Share Purchaser’s consent, not to be unreasonably withheld or delayed, make a direct payment in respect of the tax liability in question to the relevant tax authority (including through use of certificates of tax deposit or the equivalent) and the Share Sellers’ liability to the Share Purchaser shall be treated as reduced or eliminated accordingly.
10.2 Where a claim under this Schedule relates to the use or set off of a Purchaser’s relief, the Share Sellers shall pay to the Share Purchaser the amount due under this Schedule in respect thereof on the later of the date which is two Business Days before the first date on which tax which would not have been payable but for such use or set off becomes recoverable by the tax authority demanding the same, and ten Business Days after demand is made therefor by the Share Purchaser, such demand to be accompanied by a copy of a certificate from the auditors of the Share Purchaser or the Target Company concerned (obtained or procured to be obtained by the Share Purchaser at the expense of the Share Sellers and the Share Purchaser in equal proportions) that the Share Sellers have a liability of a stated amount in respect of such claim and that tax has, or will on a specified date, become recoverable as aforesaid, and by reasonably sufficient evidence of such use or set off and of such tax liability.
10.3 If any sum due for payment by the Share Sellers is not paid on the due date for payment specified in paragraph 10.1 or 10.2, the Share Sellers shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis, provided that such interest shall not accrue to the extent that the Share Sellers’ liability under paragraph 2 or paragraph 5 extends to interest or penalties arising after the due date. Any interest due under this paragraph shall be paid on the demand of the Share Purchaser on or following the date of payment of such sum.
11. Recovery from Third Parties/Tax Savings
11.1 If any payment is made by the Share Sellers under this Schedule or for breach of any Tax Warranty in respect of a tax liability or other matter and any Purchaser or any Target Company (or any person connected with any of them) either receives, or is entitled or may be entitled either immediately or at some future date to recover or obtain, from any person (other than any Purchaser, or any Target Company or any such connected person) a payment or relief which would not have arisen but for the tax liability or other matter in question or the circumstances giving rise thereto (including without limitation in circumstances where a tax liability arises because a deduction or other relief assumed to be available in preparing the Closing Accounts is in fact available only in a subsequent period or periods), then:
(a)	the Share Purchaser shall notify the Share Sellers of that fact as soon as possible and if so required by the Share Sellers shall take (or shall procure that the Target Company or other person concerned shall take) such action as the Share Sellers may reasonably request to enforce such recovery or to obtain such payment or relief (keeping the Share Sellers fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation); and
(b)	if any Purchaser, the Target Company or other person concerned receives or obtains such a payment or relief, the Share Purchaser shall:
(i)	first set the amount received or the amount that the relevant Purchaser, the Target Company or other person concerned will save by virtue of the payment or the relief (less any reasonable costs of recovering or obtaining such payment or relief and any tax actually suffered thereon) (the Benefit) against any payment then due from the Share Sellers under this Schedule;

(ii)	to the extent the amount of the Benefit exceeds the payments then due from the Share Sellers under this Schedule, such excess shall be carried forward and set against any future payment or payments which become due from the Share Sellers under this Schedule or for breach of the Tax Warranties; and

(iii)	to the extent that the total aggregate amounts of Benefit exceeds payments due from the Share Sellers under this Schedule or for breach of the Tax Warranties prior to the seventh anniversary of Closing, the Share Purchaser shall pay an amount equal to the excess to the Share Sellers.

11.2 Any payment required to be made by the Share Purchaser pursuant to paragraph 11.1 shall be made by the Share Purchaser to the Share Sellers on or before the seventh anniversary of Closing:
11.3 The Purchasers shall procure that in a case where the Share Purchaser, the Target Company or other person concerned obtains relief that such relief is used in priority to any other relief, and in the absence of evidence to the contrary it shall be deemed to be so used. The Share Sellers shall be entitled to require that the Target Company’s or other person’s auditors shall certify the amount and date of use of such relief for the purposes of this paragraph 11.
11.4 If any sum due for payment by a Purchaser is not paid on the due date of payment specified in paragraph 11.2, the Share Purchaser shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis. Such interest shall be paid on the demand of the Share Sellers.
12. Management of Pre-Closing Tax Affairs
Interpretation
12.1 In this paragraph 12 and in paragraph 13:
accounting period means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of tax, are measured or determined;
pre Closing tax affairs means the tax affairs of the Target Companies for which the Share Sellers are responsible under this paragraph 12;
tax documents means the tax returns, claims and other documents which the Share Sellers are required to prepare on behalf of the Target Companies under paragraph 12.2(a) and 12.2(b);
tax return means any return required to be made to any tax authority of income, profits or gains or of any other amounts or information relevant for the purposes of tax, including any related accounts, computations and attachments; and
time limit means the latest date on which a tax document can be executed or delivered to a relevant tax authority either without incurring interest or a penalty, or in order to ensure that such tax document is effective.
Rights and Obligations of the Share Sellers
12.2 Subject to and in accordance with the provisions of this paragraph the Share Sellers or their duly authorised agents shall, in respect of all accounting periods ending on or before Closing, and at its own cost:
(a)	prepare the tax returns of each of the Target Companies;

(b)	prepare on behalf of the Target Companies all claims, elections, surrenders, disclaimers, notices and consents for the purposes of tax; and

(c)	(subject to paragraph 9) deal with all matters relating to tax which concern or affect any of the Target Companies, including the conduct of all negotiations and correspondence and the reaching of all agreements relating thereto or to any tax documents, but excluding payment of tax.

12.3 The Share Sellers or their duly authorised agents shall deliver all tax documents which are required to be signed by or on behalf of any Target Company to the Share Purchaser for authorisation, signing and submission to the relevant tax authority. If a time limit applies in relation to any tax document, the Share Sellers shall ensure that the Share Purchaser receives the tax document no later than 10 Business Days before the expiry of the time limit.
12.4 The Share Sellers shall procure that:
(a)	the Share Purchaser is kept promptly and fully informed of all negotiations and correspondence with any tax authority as it is relevant to the pre-closing tax affairs;
(b)	the Share Purchaser receives copies of all written correspondence with any tax authority insofar as it is relevant to the pre Closing tax affairs and that account is taken of any reasonable representations made by the Share Purchaser in relation to them;
(c)	no tax document is submitted to any tax authority before it has been delivered to the Share Purchaser (where practicable, no less than 10 Business Days before the date on which such tax document is to be delivered to, or is required to be filed with, the appropriate tax authority). The Share Sellers shall where practicable amend the tax documents in accordance with the Share Purchaser’s reasonable comments before the tax document is submitted to the appropriate tax authority; and
(d)	no tax document is submitted to any tax authority which is not, so far as the Share Sellers are aware, true and accurate in all respects and not misleading, or which would require fraudulent conduct, conduct involving dishonesty or the commission or participation in any criminal offence on the part of the Target Company concerned or the Share Purchaser.
Obligations of the Share Purchaser
12.5 The Share Purchaser shall procure that:
(a)	the Share Sellers and their duly authorised agents are afforded such access (including the taking of copies) to the books, accounts and records of the Target Companies and such other assistance as it or they reasonably require to enable the Share Sellers to discharge their obligations under paragraph 12.2 and to enable the Share Sellers and any member of the Retained Group to comply with their own tax obligations or facilitate the management or settlement of its own tax affairs;

(b)	the Share Sellers are promptly sent a copy of any communication from any tax authority insofar as it relates to the pre Closing tax affairs; and

(c)	there is given to such person or persons as may for the time being be nominated by the Share Sellers authority to conduct pre Closing tax affairs, and that such authority is confirmed to any relevant tax authority.
12.6 The Share Purchaser shall (subject to paragraph 12.9 below) be obliged to procure that the Target Companies shall cause any tax document delivered to it under paragraph 12.3 to be authorised and signed without delay and without amendment, and submitted to the appropriate tax authority without delay (and in any event within any relevant time limit). For the avoidance of doubt, the obligations of the Share Purchaser under this paragraph 12 shall include procuring that the UK Company shall, in respect of any time or period falling on or prior to the Closing Date, enter into such claims, elections, surrenders, notices or consents as the UK Share Seller shall direct in connection with any surrender of losses or other amounts eligible for group relief in accordance with Chapter IV of Part X of the Taxes Act by any member of the Retained Group to the UK Company. No payment shall be made in respect of any such surrender.
12.7 The Share Purchaser shall not (and shall not permit any member of the Purchasers’ Group to) make any election under section 338 of the US Internal Revenue Code of 1986, as amended, with respect to any of the Target Companies.
12.8 The Share Purchaser shall not permit the Target Companies to make any distribution during the period beginning on the Closing Date and ending on the last day of the taxable year (as determined for U.S. federal income tax purposes) of such Target Company that includes the Closing Date.
Rights of the Purchaser
12.9 The Share Purchaser shall be under no obligation to procure the authorisation, signing, or submission to a tax authority of any tax document delivered to it under paragraph 12.3 which it considers in its reasonable opinion to be false or misleading in a material respect, or which would require fraudulent conduct, conduct involving dishonesty or the commission or participation in any criminal office on the part of the Target Company concerned or the Share Purchaser, but for the avoidance of doubt shall be under no obligation to make any enquiry as to the completeness or accuracy thereof and shall be entitled to rely entirely on the Share Sellers and their agents.
12.10 The UK Share Seller undertakes to apply to HM Revenue & Customs as soon as reasonably practicable following Closing to request:
(a)	with immediate effect, for the purposes of VAT that another member of the VAT group of which the UK Company is the representative member (the VAT Group) be substituted as the VAT Group’s representative member; and
(b)	with effect from the Closing Date, for the purposes of VAT the removal of the UK Company from the VAT Group.
12.11 The Share Purchaser shall or shall procure that the UK Company contributes to the new representative member such proportion of any value added tax for which the new representative member is accountable as is properly attributable to supplies, acquisitions and importations (supplies) made by the UK Company whilst a member of the VAT Group (less such amount of deductible input tax as is properly attributable to such supplies), such contribution to be made in cleared funds on the day which is the later of two Business Days after demand is made therefor, and two Business Days before the day on which the new representative member is required to account for such value added tax to HM Revenue & Customs. The UK Share Seller shall pay, or shall procure that there is paid, to the UK Company an amount equivalent to such proportion of any repayment of value added tax received by the new representative member from HM Revenue & Customs or of any credit obtained by reference to an excess of deductible input tax over output tax that is properly attributable to supplies made to and by the UK Company whilst a member of the VAT Group, promptly after its receipt by, or offset against a liability of, the new representative member. The Share Purchaser shall provide such information as may be required to enable the new representative member to make the returns and provide the information required to be provided for VAT purposes.

13. Conduct of Other Tax Affairs
13.1 Subject to paragraph 9 and to the following sub paragraphs, the Share Purchaser or its duly authorised agents shall have sole conduct of all tax affairs of each of the Target Companies which are not pre Closing tax affairs and shall be entitled to deal with such tax affairs in any way in which it, in its absolute discretion, considers fit.
13.2 In respect of any accounting period commencing prior to Closing and ending after Closing (the Straddle Period) the Share Purchaser shall procure that the tax returns of each Target Company shall be prepared on a basis which is consistent with the manner in which the tax returns of the Target Companies were prepared for all accounting periods ending prior to Closing.
13.3 The Share Purchaser shall procure that the Target Companies provide to the Share Sellers all tax returns relating to the Straddle Period no later than 10 Business Days before the date on which such tax returns are required to be filed with the appropriate tax authority without incurring interest or penalties. The Share Purchaser shall further procure that the Target Companies shall amend the tax returns in accordance with the Share Sellers’ reasonable comments before the tax returns are submitted to the appropriate tax authority; such comments to be provided by the Share Sellers as soon as is reasonably practicable and, where the tax return was provided no later than 10 Business Days before the date such tax return is required to be filed with the appropriate tax authority without incurring interest or penalties, no later than 5 Business Days before that filing date.
13.4 The Share Sellers shall provide such assistance as the Share Purchaser shall reasonably request in preparing all tax returns relating to the Straddle Period.
13.5 Notwithstanding the provisions of paragraphs 13.1, 13.2 and 13.3 above the Share Purchaser shall not, and shall procure that each of the Target Companies shall not, without the written consent of the Share Sellers (such written consent not to be unreasonably withheld), take any action under the provisions of any enactment or regulation relating to tax if such action would adversely affect the liability of the Share Sellers under this Schedule.

SCHEDULE 10
INTER-COMPANY DEBT
Inter-Company Trading Debt
1. In relation to Inter-Company Trading Debt:
(a)	the Purchasers shall procure that any Inter-Company Trading Debt which is owed by any Target Company is paid by that Target Company to the company to which the relevant Inter-Company Trading Debt is owed, within 30 days of the Closing Date; such payments shall be made in accordance with clause 25.1; and
(b)	the Sellers shall procure that any Inter-Company Trading Debt which is owed by any member of the Sellers’ Group is paid by that member to the relevant Target Company within 30 days of the Closing Date; such payments shall be made in accordance with clause 25.2.
Payment at Closing of Estimated Inter-Company Non-Trading Debt
2. In relation to Inter-Company Non-Trading Debt:
(a)	the Purchasers (with the reasonable assistance of the Sellers) shall procure that, at Closing, each Target Company pays to (i) if that Inter-Company Non-Trading Debt is owed to a member of the Sellers’ Group, the Sellers (for the relevant Seller or, as the case may be, as agents for the members of the Sellers’ Group to which the relevant Inter-Company Non-Trading Payables are owed), or, as the case may be, (ii) if that Inter-Company Non-Trading Payable is owed to another Target Company, to that Target Company, an amount in the applicable currency equal to each of the Estimated Inter-Company Non-Trading Payables (if any) of that Target Company which is estimated to be owed to any such party;
(b)	the Sellers shall at Closing (for themselves or, as the case may be, as agents for each relevant member of the Sellers’ Group) pay to the Purchasers (as agents for the Target Companies to which the relevant Inter-Company Non-Trading Receivables are owed) an amount in the applicable currency equal to each of the Estimated Inter-Company Non-Trading Receivables (if any) of each Target Company which are estimated to be owed by any member of the Sellers’ Group;
and the Inter-Company Non-Trading Debt shall be treated as discharged to the extent of that payment.
3. Any payment of Estimated Inter-Company Non-Trading Debt pursuant to paragraph 2 of this Schedule shall be deemed to be a payment first, to the extent possible, of all interest accrued on the relevant Inter-Company Non-Trading Debt and thereafter of the relevant principal amount.
Final repayment of Inter-Company Non-Trading Debt
4. When the Closing Statement has been finally agreed or determined in accordance with Part C of Schedule 11, the following payments shall be made in respect of any Inter-Company Non-Trading Debt:

(a)	if the actual amount of any Inter-Company Non-Trading Payable is greater than the applicable Estimated Inter-Company Non-Trading Payable or any Inter-Company Non-Trading Receivable is less than the relevant Estimated Inter-Company Non-Trading Receivable, then the Purchasers shall procure that the relevant Target Company pays to (i) if that Inter-Company Non-Trading Payable is owed to, or if that Inter-Company Non-Trading Receivable is due from, a member of the Sellers’ Group, the Sellers (for themselves or, as the case may be, as agents for the relevant member of the Sellers’ Group), or, as the case may be (ii) if that Inter-Company Non-Trading Payable is owed to, or that Inter-Company Non-Trading Receivable is due from, another Target Company, to that Target Company, an amount in the applicable currency equal to the difference;
(b)	if the actual amount of any Inter-Company Non-Trading Payable is less than the applicable Estimated Inter-Company Non-Trading Payable or any Inter-Company Non-Trading Receivable is greater than the Estimated Inter-Company Non-Trading Receivable, then (i) if that Inter-Company Non-Trading Payable is owed to, or if that Inter-Company Non-Trading Receivable is due from, a member of the Sellers’ Group, the Sellers shall (for the relevant Seller or, as the case may be, as agents for the relevant member of the Sellers’ Group) pay to the relevant Target Company or, as the case may be, (ii) if that Inter-Company Non-Trading Payable is owed to, or that Inter Company Non Trading Receivable is due from, another Target Company, such Target Company shall pay to the relevant Target Company an amount in the applicable currency equal to the difference.
Any amount payable under this paragraph 4 shall be paid with interest, in the applicable currency, on such amount for the period from (but excluding) the Closing Date to (but including) the due date for payment under paragraph 6 calculated on a daily basis. The rate of interest shall be the rate applicable to the relevant Inter-Company Non-Trading Debt under the terms on which it was outstanding at Closing.
5. For the avoidance of doubt, if no estimate of an Inter-Company Non-Trading Debt is included in Exhibit 4, then the Estimated Inter-Company Non-Trading Payable or the Estimated Inter-Company Non-Trading Receivable in that case shall be deemed to be zero and the whole amount of that Inter-Company Non-Trading Debt shall be payable pursuant to paragraph 4.
6. Any payments to be made pursuant to paragraph 4 of this Schedule shall be made within 5 Business Days of the date on which the Closing Statement is agreed or determined in accordance with Part C of Schedule 11. Such payment shall be made in accordance with clause 25.1 or 25.2, as the case may be.

SCHEDULE 11
POST-CLOSING FINANCIAL ADJUSTMENTS
PART A :  PRELIMINARY
1. In preparing the Closing Statement:
(a)	the items and amounts to be included in the calculation of External Debt, Cash, Inter-Company Non-Trading Debt, and Working Capital for the purposes of the Closing Statement shall be identified by applying the relevant definition in Schedule 12 (subject, where applicable, to the provisions of Part A of this Schedule);

(b)	in applying each such definition and the provisions of Part A of this Schedule and determining which items and amounts are to be included in the Closing Statement, if and to the extent that the treatment or characterisation of the relevant item or amount or type or category of item or amount:
(i)	is dealt with in the specific accounting treatments set out in Part B of this Schedule (the Specific Accounting Treatments), the relevant Specific Accounting Treatment(s) shall apply;

(ii)	is not dealt with in the Specific Accounting Treatments but is dealt with in the accounting principles, policies, treatments, practices and categorisations used in the preparation of the Management Accounts (the Accounting Principles), the applicable Accounting Principle(s) shall apply (including in relation to the exercise of accounting discretion and judgement) to the extent that the Accounting Principles are consistent with US GAAP; and

(iii)	is not dealt with in either the Specific Accounting Treatments or the Accounting Principles, US GAAP shall apply.
2. None of the following are included in External Debt, Cash, Inter-Company Non-Trading Debt or Working Capital and, accordingly, shall not be included in the Closing Statement:
(a)	any record of, or provision or accrual for, any liability of any Target Company in respect of pension, retirement indemnity or other post-retirement benefits;

(b)	any amount in respect of deferred tax (whether as a liability or an asset);

(c)	any amounts in respect of liabilities (contingent or otherwise) for which the Sellers are obliged to indemnify the Purchasers and/or any of the Purchasers’ Affiliates under the terms of the Transaction Documents (other than liabilities in respect of tax to which the Tax Covenant applies); and

(d)	any Costs incurred by any Target Company in connection with the Proposed Transaction.
3. For the purposes of calculating External Debt, Cash or Working Capital for any Target Company any amounts which are to be included in any such calculation which are expressed in a currency other than sterling shall be converted into sterling at the Exchange Rate as at the Closing Date.

4. Inter-Company Non-Trading Debt which is expressed in a currency other than sterling shall be calculated and agreed or determined in the currency in which it is expressed.
5. If any insured event occurs after the date of this Agreement but before Closing in relation to any asset of a Target Company which needs to be replaced or restored in order for the relevant business to continue to be conducted in the ordinary course, then, to the extent that a member of the Sellers’ Group recovers any proceeds or is entitled to a receivable under a policy but the relevant asset is not replaced or restored before Closing, any such proceeds shall be deducted from Cash and any such receivable shall not be included in Working Capital and, accordingly, shall not, in each case, be included in the Closing Statement.
6. References in this Schedule 11 and Exhibit 4 to any “Estimated” amount means that amount agreed by the Sellers.
PART B :  SPECIFIC ACCOUNTING TREATMENTS
1. The following Specific Accounting Treatments shall apply in the preparation of the Closing Statement:
Tax. The Closing Statement shall not include any provision for tax on net income, profits or gains (corporation tax) other than as set out below or as otherwise expressly referred to in this Schedule 11. The Closing Statement shall include, in calculating Working Capital, a provision for corporation tax in respect of the period since the balance sheet date of the Last Accounts for the UK Company and the Irish Companies to the Closing Date (the Relevant Period) determined by:
(a)	taking the profit before tax for the Relevant Period for the UK Company and the Irish Companies and derived from the accounting records used to prepare the Closing Statement; and
(b) multiplying by an effective cash tax rate of:
(i)	in the case of the UK Company, 30%; and

(ii)	in the case of the Irish Companies, 0%; and then
(c)	subtracting any amounts in respect of corporation tax paid on account in respect of the Relevant Period (or a period of which it forms part) prior to the Closing Date.
2. Information available for Closing Statement. The Closing Statement will reflect the position of the UK Companies and the Irish Companies as at Closing and will not take into account the effects of any post-Closing reorganisations or, in any way, the post-Closing intentions or obligations of the Purchaser.
3. No re-appraisal of asset values. The Closing Statement shall not re-appraise the value of any of the assets of the Target Companies as a result of the change in their ownership (or any changes in the business of the Target Companies since Closing following such change in ownership) except only as specifically set out in this Schedule.
4. Trade Investments. All necessary accruals for committed costs of trade investments (including but not limited to short and long term promotional, price discounts, over-riders and conditionally-based discounts) shall be included in Working Capital. For the avoidance of doubt, costs of Trade Investment shall be accrued in Working Capital on the basis of projected performance at Closing. The costs will be accrued evenly over the period of each individual promotion.
5. Stocktake. On the Closing Date or as soon as practicable thereafter, the Sellers and the Purchasers shall perform a stocktake. This stocktake shall be attended by the Sellers’ accountants and by the Purchasers’ accountants. The procedures to be adopted at the stocktake shall be agreed between the Sellers, the Purchasers, and their respective accountants in advance of the agreed date(s) on which the stocktake is to occur. Such stocktaking shall consist of a physical check of the quantities, quantity, and condition of all such stock in the Sellers’ ownership or control and an inspection of the books and records and any associated contractual documentation in respect of that stock, together with confirmation from any other persons having physical possession of such stock of the extent if any of any encumbrance or interest claimed. When such stocktaking has been completed the stock shall be valued for the purpose of the Closing Statement in accordance with this Schedule 11.
6. Bonus payments. Any payments to be made by the Target Companies to employees of the Target Companies payable in relation to the transaction contemplated by this Agreement shall be provided for in full.
PART C :  CLOSING STATEMENT
1. The Purchasers shall, or shall procure that the Purchaser’s accountants shall, after Closing prepare a draft statement (the Closing Statement) showing the External Debt, Cash, Inter-Company Non-Trading Debt and Working Capital. The Closing Statement shall be in the form set out in Exhibit 4 showing the calculation of the Working Capital. The Purchasers shall deliver the draft Closing Statement to the Sellers within 90 days after Closing.
2. No individual line item shall give rise to an adjustment to the draft Closing Statement as a result of the process described in this Part C where the amount in question is less than £50,000.
3. The Sellers shall notify the Purchasers in writing (an Objection Notice) within 60 days after receipt whether or not it accepts the draft Closing Statement for the purposes of this Agreement. An Objection Notice shall set out in detail the Sellers’ reasons for such non-acceptance and specify the adjustments which, in the Sellers’ opinion, should be made to the draft Closing Statement in order for it to comply with the requirements of this Agreement. Except for the matters specifically set out in the Objection Notice, the Sellers’ shall be deemed to have agreed the draft Closing Statement in full.
4. If the Sellers serve an Objection Notice in accordance with paragraph 3, the Sellers and the Purchasers shall use all reasonable efforts to meet and discuss the objections of the Sellers and to agree the adjustments (if any) required to be made to the draft Closing Statement, in each case within 30 days after receipt by the Purchasers of the Objection Notice.
5. If the Sellers are satisfied with the draft Closing Statement (either as originally submitted or after adjustments agreed between the Sellers and the Purchasers pursuant to paragraph 4) or if the Sellers fail to give a valid Objection Notice within the 60 day period referred to in paragraph 3, then the draft Closing Statement (incorporating any agreed adjustments) shall constitute the Closing Statement for the purposes of this Agreement.
6. If the Sellers and the Purchasers do not reach agreement within 30 days of receipt by the Purchasers of the Objection Notice, then the matters in dispute may be referred (on the application of either the Sellers or the Purchaser) for determination by KPMG or, if that firm is unable or unwilling to act, by such other independent firm of chartered accountants of international standing as the Sellers and the Purchasers shall agree or, failing agreement, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales (the Firm). The Firm shall be requested to make its decision within 90 days (or such later date as the Sellers, the Purchasers and the Firm agree in writing) of confirmation and acknowledgement by the Firm of its appointment. The following provisions shall apply once the Firm has been appointed:
(a)	the Sellers and Purchasers shall each prepare a written statement within 30 days of the Firm’s appointment on the matters in dispute which (together with the relevant supporting documents) shall be submitted to the Firm for determination and copied at the same time to the other;
(b)	following delivery of their respective submissions, the Purchasers and the Sellers shall each have the opportunity to comment once only on the other’s submission by written comment delivered to the Firm not later than 20 days after receipt of the other’s submission and, thereafter, neither the Sellers nor the Purchasers shall be entitled to make further statements or submissions except insofar as the Firm so requests (in which case it shall, on each occasion, give the other party (unless otherwise directed) 20 days to respond to any statements or submission so made);
(c)	in giving its determination, the Firm shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Closing Statement in respect of the matters in dispute in order to comply with the requirements of this Agreement and to determine finally the Closing Statement;
(d)	the Firm shall act as an expert (and not as an arbitrator) in making its determination which shall, in the absence of manifest error, be final and binding on the parties and, without prejudice to any other rights which they may respectively have under this Agreement, the parties expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.
7. The Sellers and the Purchasers shall each be responsible for their own costs in connection with the preparation, review and agreement or determination of the Closing Statement. The fees and expenses of the Firm shall be borne equally between the Sellers and the Purchasers or in such other proportions as the Firm shall determine.
8. To enable the Sellers to meet their obligations under this Schedule 11, the Purchasers shall provide to the Sellers and the Sellers’ accountants reasonable access during normal working hours to the books, records and employees of the Target Companies and, where relevant, of the Purchasers for the period from the Closing Date to the date that the draft Closing Statement is agreed or determined. The Purchasers shall reasonably co-operate with the Sellers and shall permit the Sellers and/or the Sellers’ accountants to take copies (including electronic copies) of the relevant books and records and shall provide all assistance reasonably requested by the Sellers to facilitate the preparation of the Closing Statement.
9. When the Closing Statement has been agreed or determined in accordance with the preceding paragraphs, then the amounts shown in the Closing Statement as the Working Capital, External Debt, Cash and Inter-Company Non-Trading Debt for the UK Companies and the Irish Companies shall be final and binding for the purposes of this Agreement.

PART D :  FINANCIAL ADJUSTMENTS
1. When the Closing Statement has been finally agreed or determined in accordance with this Schedule 11, the following adjustments shall be made to the UK Initial Share Price and the Irish Initial Share Price
Working Capital
2. In relation to Working Capital:
(a)	if the aggregate Working Capital of the UK Company is greater than the Target Working Capital of the UK Company, then the Share Purchaser shall pay an amount equal to the difference to the relevant Share Seller; or

(b)	if the aggregate Working Capital of the UK Company is less than the Target Working Capital of the UK Company, then the relevant Share Seller shall pay an amount equal to the difference to the Share Purchaser; or

(c)	if the aggregate Working Capital of the Irish Companies is greater than the Target Working Capital of the Irish Companies, then the Share Purchaser shall pay an amount equal to the difference to the relevant Share Seller; or

(d)	if the aggregate Working Capital of the Irish Companies is less than the Target Working Capital of the Irish Companies, then the relevant Share Seller shall pay an amount equal to the difference to the Share Purchaser.
External Debt
3. In relation to External Debt:
(a)	if the aggregate External Debt of the UK Company is less than the Estimated External Debt of the UK Company, then the Share Purchaser shall pay an amount equal to the difference to the relevant Share Seller; or

(b)	if the aggregate External Debt of the UK Company is greater than the Estimated External Debt of the UK Company, then the relevant Share Seller shall pay an amount equal to the difference to the Share Purchaser; or

(c)	if the aggregate External Debt of the Irish Companies is less than the Estimated External Debt of the Irish Companies, then the Share Purchaser shall pay an amount equal to the difference to the relevant Share Seller; or

(d)	if the aggregate External Debt of the Irish Companies is greater than the Estimated External Debt of the Irish Companies, then the relevant Share Seller shall pay an amount equal to the difference to the Share Purchaser.
Cash
4. In relation to Cash:
(a)	if the aggregate Cash of the UK Company is greater than the Estimated Cash of the UK Company, then the Share Purchaser shall pay an amount equal to the difference to the relevant Share Seller; or

(b)	if the aggregate Cash of the UK Company is less than the Estimated Cash of the UK Company, then the relevant Share Seller shall pay an amount equal to the difference to the Share Purchaser; or

(c)	if the aggregate Cash of the Irish Companies is greater than the Estimated Cash of the Irish Companies, then the Share Purchaser shall pay an amount equal to the difference to the relevant Share Seller; or

(d)	if the aggregate Cash of the Irish Companies is less than the Estimated Cash of the Irish Companies, then the relevant Share Seller shall pay an amount equal to the difference to the Share Purchaser.
Inter-Company Non-Trading Debt
5. In relation to Inter-Company Non-Trading Debt:
(a)	if any Inter-Company Non-Trading Payable is greater than the applicable Estimated Inter-Company Non-Trading Payable or if any Inter-Company Non-Trading Receivable is less than the applicable Estimated Inter-Company Non-Trading Receivable, as between (i) the UK Company and, (ii) any member of the Sellers’ Group or any Irish Company, then the relevant Share Seller shall pay to the Share Purchaser an amount in sterling equal to the difference; or

(b)	if any Inter-Company Non-Trading Payable is less than the applicable Estimated Inter-Company Non-Trading Payable or if any Inter-Company Non-Trading Receivable is greater than the applicable Estimated Inter-Company Non-Trading Receivable, as between (i) any member of the Sellers’ Group or any Irish Company and, (ii) any UK Company, then the Share Purchaser shall pay to the relevant Share Seller an amount in sterling equal to the difference; or

(c)	if any Inter-Company Non-Trading Payable is greater than the applicable Estimated Inter-Company Non-Trading Payable or if any Inter-Company Non-Trading Receivable is less than the applicable Estimated Inter-Company Non-Trading Receivable, as between (i) any Irish Company and (ii) any member of the Sellers’ Group or any UK Company, then the relevant Share Seller shall pay to the Share Purchaser an amount in sterling equal to the difference; or

(d)	if any Inter-Company Non-Trading Payable is less than the applicable Estimated Inter-Company Non-Trading Payable or if any Inter-Company Non-Trading Receivable is greater than the applicable Estimated Inter-Company Non-Trading Receivable, as between (i) any member of the Seller’s Group or any UK Company, and (ii) any Irish Company, then the Share Purchaser shall pay to the relevant Share Seller an amount in sterling equal to the difference.
If any amount required to be paid under Schedule 10 in respect of any Inter-Company Non-Trading Debt is expressed in a currency other than sterling, the corresponding amount in sterling to be paid under this paragraph 5 shall be calculated by converting that amount into sterling at the Exchange Rate as at the Business Day which is 2 clear Business Days before payment is required to be made under paragraph 8 below.
General
6. Any payment required to be made pursuant to any of paragraphs 2 to 5 inclusive of this Part D shall be paid by the Share Seller(s) or the Share Purchaser (as the case may be)

together with an amount equal to interest on such payment at the rate of 6 per cent per annum for the period from (but excluding) the Closing Date to (and including) the due date for payment pursuant to the relevant clause, calculated on a daily basis.
7. To the extent that the amount of interest (if any) payable pursuant to paragraph 4 of Schedule 10 (the Actual Interest Amount) in respect of the difference between an Estimated Inter-Company Non-Trading Payable and the actual amount of that Inter-Company Non-Trading Payable, or in respect of the difference between an Estimated Inter-Company Non-Trading Receivable and the actual amount of that Inter-Company Non-Trading Receivable, is not the same as the amount of interest which would otherwise be payable in respect of that difference pursuant to paragraph 6 above, then the amount of interest payable pursuant to paragraph 6 above in respect of the relevant Inter-Company Non-Trading Debt shall equal the Actual Interest Amount.
8. The Share Sellers and the Share Purchaser agree that, once the Closing Statement has been agreed or determined in accordance with the provisions of Part C of this Schedule 11, the sums which each is respectively obliged to pay pursuant to this Part D shall, as between each Share Seller and the Share Purchaser, be aggregated and set off against each other. Whichever of the relevant Share Seller or Share Purchaser is then left with any payment obligation under this Part D shall make the applicable payment(s) within 5 Business Days of the date on which the Closing Statement is agreed or so determined. Any such payment shall be made in accordance with the provisions of clause 25.1 or 25.2 of this Agreement, as the case may be.

SCHEDULE 12
ALLOCATION OF UK IP PRICE

Business Intellectual Property Right	Allocation of UK IP Price
Batchelors	£145,999,999
Fray Bentos	£2,500,000
Homepride	£11,000,000
Oxo	£65,500,000
Others (CSUKL)	£1

SCHEDULE 13
DEFINITIONS AND INTERPRETATION
1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:
Accounting Principles has the meaning given in Part A of Schedule 11;
Accounts means, in relation to any financial year of the Target Companies, the audited balance sheets of the Target Companies (and, where relevant, the audited consolidated balance sheet of the Target Companies and its subsidiary undertakings) and the audited profit and loss account of the Target Companies (and, where relevant, the audited consolidated profit and loss account of the Target Companies and its subsidiary undertakings), in each case as at the Accounts Date in respect of that financial year, as set out in the Data Room together with any notes, reports, statements or documents included in or annexed or attached to them;
Accounts Date means in each calendar year, the Sunday nearest 31 July;
Actuarial Valuation means the actuarial valuation of the UK Pension Scheme as at 30 April 2006 and the actuarial valuation of the Irish Pension Scheme as at 1 May 2005;
Affiliate means, in relation to any party, any subsidiary or parent company of that party and any subsidiary of any such parent company, in each case from time to time;
Agreed Form means, in relation to a document, the form of that document which has been initialled on the date of this Agreement for the purpose of identification by or on behalf of the Sellers and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Sellers and the Purchaser);
Benefits means any and all employee benefits and policies, whether contractual or otherwise, including any benefits or policies that apply on termination of employment, and including retirement and death in service benefits (whether provided under the Pension Scheme or otherwise);
Business means the businesses carried on at the date of this Agreement by the Target Companies, CSUKL and CNHBV;
Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales on which banks are open in London for general commercial business;
Business Confidential Information means all information not publicly known (other than by reason of a breach of any confidentiality undertaking in relation to the Business or any obligations under this Agreement) (in whatever medium stored) which is used exclusively in or relating exclusively to the business, products, customers, employees and affairs of the Business, including without limitation any such information that is contained in, or relates to, (i) formulae, designs, specifications, drawings, data, manuals and instructions; (ii) customer lists and details; (iii) commercial relationships and project negotiations; (iv) business plans and forecasts; (v) technical or other expertise; (vi) all proprietary computer software data or code; (vii) accounting and tax records; (viii) correspondence, orders and enquiries; and (viii) Target IP.

Business Intellectual Property Rights means: the Know-How owned by the Business Sellers and the Intellectual Property Rights owned by the Business Sellers and which in both cases are used exclusively in the Business, including (without limitation) any such registered Intellectual Property Rights listed in Exhibit 3;
Business Purchaser means HL Foods Limited;
Business Sellers means Campbell Netherlands Holding BV and Campbell Soup UK Limited;
Campbell Soup Company means Campbell Soup Company, a corporation incorporated under the laws of New Jersey, of 1 Campbell Place, Camden, New Jersey, 08103-1799 USA;
Campbell Soup Ireland Limited means Campbell Soup Ireland Limited of Slieve Road, Thurles, County Tipperary;
Campbell’s Trade Mark Licence means the trade mark licence between Campbell Soup Company and HL Foods Limited for use of the Campbell’s brand in the UK and Ireland for a transitional period in the Agreed Form;
Campbell’s UK Limited means Campbell’s UK Limited of Hardwick Road, King’s Lynn, Norfolk, PE30 4HS
Cash means, in relation to each Target Company, the aggregate of its cash (whether in hand or credited to any account with any banking, financial, acceptance credit, lending or other similar institution or organisation) and its cash equivalents, including all interest accrued thereon, as at the Closing Date, as shown by the books of that Target Company (but, for the avoidance of doubt, excluding any Inter-Company Non-Trading Receivables (and any interest thereon) and all items to be treated as debtors in Working Capital);
Claim means any claim for breach of the Warranties or any claim under the Tax Covenant;
Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;
Closing Date has the meaning given in clause 7.1;
Closing Statement means aggregated accounts of the Target Companies as at the close of business on the Closing Date, to be prepared on the basis of the accounting policies and procedures set out in Schedule 11. The Closing Statement shall show the calculation of External Debt, Cash, Inter-Company Non-Trading Debt and Working Capital;
Common Brands means Oxo, Fray Bentos, Supernoodles and Super Noodles and in each case anything confusingly similar thereto;
Companies means Campbell Grocery Products Limited and Campbell Soup Ireland Limited and Company means either of them as the case may be;
Conditions means the conditions to Closing set out in clause 3.1, and Condition means any of them;
Confidential Information has the meaning given in clause 29.1;
Costs means losses, damages, costs (including reasonable legal costs) and expenses (including taxation), in each case of any nature whatsoever;

Data Room means the data room comprising the documents and other information relating to the Target Companies made available by the Sellers as listed on the data room index in the Agreed Form attached to the Disclosure Letter;
Default Interest means interest at LIBOR plus 2 per cent.;
Disclosure Letter means the letter from the Sellers to the Purchasers executed and delivered immediately before the signing of this Agreement;
Employees means the officers and employees other than the Excluded Employees of any Target Company immediately before the signing of this Agreement and Employee means one of them;
Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water, groundwater, land, natural resources, flora and fauna;
Environmental Consents means any permit, licence, authorisation, approval or consent required under Environmental Laws for the carrying on the business of the Target Companies;
Environmental Laws means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil, criminal and administrative law), regulations which are in force and binding at the date of this Agreement relating to dangerous substances and/or the pollution or protection of the Environment (but does not include planning or zoning matters or matters relating to human health or safety or the safety of food or feed);
Environmental Warranties means the warranties set out in Part D of Schedule 1;
Estimated Cash means the estimate provided by the Sellers of what the Cash attributable to the Target Companies will be at Closing, as shown in Exhibit 4;
Estimated External Debt means the estimate provided by the Sellers of what the External Debt attributable to the Target Companies will be as at Closing, as shown in Exhibit 4;
Estimated Inter-Company Non-Trading Debt means any Estimated Inter-Company Non-Trading Payables and any Estimated Inter-Company Non-Trading Receivables;
Estimated Inter-Company Non-Trading Payables means the estimates provided by the Sellers of what the Inter-Company Non-Trading Payables owed by any Target Company will be at Closing, as shown in Exhibit 4;
Estimated Inter-Company Non-Trading Receivables means the estimates provided by the Sellers of what the Inter-Company Non-Trading Receivables owed to any Target Company will be at Closing, as shown in Exhibit 4;
Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid-point) for that currency into sterling on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by Barclays Bank plc as at the close of business in London on such date;
Excluded Brands means Arnott’s, Godiva, Pace, Pepperidge Farm (including Goldfish and Finz!), Prego, V8 and in each case anything substantially or confusingly similar thereto;

Excluded Employees means those employees listed at Exhibit 6;
Exhibits means exhibits 1 to 6 to this Agreement, and Exhibit shall be construed accordingly;
External Debt means, in relation to each Target Company, the aggregate of the Financial Debt owed by that Target Company (as shown by the books of that Target Company) as at Closing (together with any accrued interest) to a person which is not a member of the Sellers’ Group or a Target Company; for the avoidance of doubt, neither Inter-Company Non-Trading Payables (and any interest thereon) nor any items to be treated as creditors in Working Capital constitute External Debt;
Final Price has the meaning given in clause 2.1;
Financial Adjustments means any adjustment(s) required in accordance with Part D of Schedule 11;
Financial Debt means any and all borrowings and indebtedness of any kind whatsoever (including by way of acceptance credits, discounting or similar facilities, loan stocks, securities, bonds, debentures, notes, overdrafts or any other similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution;
Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union;
Initial Share Price means the aggregate of the UK Initial Share Price and the Irish Initial Share Price;
Insolvency Event means in relation to any person that there occurs in relation to it or any of its assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets is subject any event which corresponds in that country or territory with or is equivalent or analogous to any of those mentioned in paragraphs (i) to (x) (inclusive) of this definition:
(i)	it stops or suspends payment of its debts;

(ii)	it is, for the purpose of section 123 of the Insolvency Act 1986, section 214 of the Companies Act 1963 (Republic of Ireland), or any other applicable law, deemed to be insolvent or unable to pay its debts as they fall due or becomes insolvent or a moratorium is declared in relation to any of its Indebtedness;

(iii)	any encumbrancer takes possession of, or a receiver, administrative receiver or administrator or similar officer is appointed over or in relation to, all of its assets;

(iv)	a meeting is convened, an application is made or any other step is taken, or any notice is given of the intention to convene a meeting or take any other step, for the purpose of appointing a receiver, administrative receiver or other similar officer of or in relation to it;

(v)	an application is made or any other such document is issued, a meeting is convened, or any other step is taken, or any notice is given of the intention to convene a meeting or take any other step, for the purpose of appointing an administrator or other similar officer of, or for the making of an administration order in relation to it;

(vi)	it convenes a meeting of its creditors generally or takes any step with a view to a moratorium or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors generally;

(vii)	it proposes or enters into any negotiations for or in connection with the rescheduling, restructuring or re-adjustment of any Indebtedness by reason of, or with a view to avoiding, financial difficulties;

(viii)	(other than in connection with a solvent reorganisation) any meeting is convened for the purpose of considering any resolution for (or to petition for) its winding up or any such resolution is passed;

(ix)	a petition or any other such document is presented or an order is made for its winding up (other than a frivolous or vexatious petition, or any other such document, dismissed, withdrawn or discharged within 14 days of being presented or any other petition which is contested on bona fide grounds and dismissed, withdrawn or discharged prior to the winding-up order being made);

(x)	any order is made, any resolution is passed or any other action is taken for the suspension of payments by it, or protection from its creditors or its bankruptcy;
Provided that in this definition Indebtedness means any obligation for the payment or repayment of money, whether present or future, actual or contingent, sole or joint;
Intellectual Property Licences In means all licences granted to a Target Company or member of the Sellers’ Group in respect of any Intellectual Property Rights used in the Business other than the IT Contracts;
Intellectual Property Licences Out means all licences granted by any Target Company or member of the Sellers’ Group in respect of any Target IP;
Intellectual Property Rights means patents, trade marks, rights in inventions (whether patentable or not) service marks, logos, get-up, trade names, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, utility models, rights in know-how and trade secrets and other intellectual property rights, in each case whether registered or unregistered, and all rights or forms of protection having equivalent or similar effect anywhere in the world and registered includes registrations and applications for registration;
Inter-Company Non-Trading Debt means any Inter-Company Non-Trading Payables and any Inter-Company Non-Trading Receivables;
Inter-Company Non-Trading Payables means, in relation to each Target Company, any amounts owed as at Closing by that Target Company to any member of the Sellers’ Group or, if such Target Company is the UK Company, to any Target Company that is an Irish Company, or, if such Target Company is an Irish Company, to the UK Company (in each case which are neither Inter-Company Trading Debt nor amounts in respect of corporation tax), together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt;
Inter-Company Non-Trading Receivables means, in relation to each Target Company, any amounts owed as at Closing to that Target Company by any member of the Sellers’ Group or, if such Target Company is the UK Company, by any Target Company that is an Irish Company, or, if such Target Company is an Irish Company, by the UK Company (in each case which are neither Inter-Company Trading Debt nor amounts in respect of corporation tax), together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt;
Inter-Company Trading Debt means all amounts owed, outstanding or accrued in the ordinary course of trading, including any VAT arising on such amounts, as between (i) any member of the Sellers’ Group and any Target Company or (ii) if such Target Company is the UK Company, as between such Target Company and any Target Company that is an Irish Company, or, if such Target Company is an Irish Company, as between such Target Company and the UK Company, on the Closing date in respect of inter-company trading activity and the provision of services, facilities and benefits between them; for the avoidance of doubt, Inter-Company Trading Debt:
(a)	includes, where applicable, amounts owed in respect of salaries or other employee benefits (including payroll taxes thereon but excluding any bonuses and related taxes), insurance (including health and motor insurance), pension and retirement benefit payments, management training and car rental payments paid or management services provided between them up to Closing; but
(b)	excludes amounts due in respect of matters which would in the ordinary course of business of the Target Companies remain outstanding or otherwise have the characteristics of an intra-group loan and also excludes any amounts in respect of corporation tax;
IP Assignments means the assignments of Intellectual Property Rights between the relevant member of the Sellers’ Group and the Business Purchaser (or the Business Purchaser’s designate) in the Agreed Form (which, for the avoidance of doubt, will not assign with full title guarantee or with any more warranty protection than is given in this Agreement in respect of the Intellectual Property Rights in question);
Irish Cash Free/Debt Free Price has the meaning given to it in clause 2.3;
Irish Companies means Campbell Soup Ireland Limited and its Subsidiaries;
Irish Final Share Price has the meaning given to it in clause 2.3;
Irish Initial Share Price has the meaning given to it in clause 2.5;
Irish Pension Scheme means Campbell Soup Ireland Limited Pension Scheme governed by a Definitive Trust Deed and Rules dated 20 March 2003;
Irish Shares means shares comprising the entire issued share capital of Campbell Soup Ireland Limited;
Irish Share Seller means Campbell Investment Company or CIC;

IT Contract means any licence or agreement relating to the IT Systems;
IT Systems means the information and communications technologies whether in the form of software or hardware used by the Target Companies;
Know How means all Recipes, product formulations, specifications and processing procedures;
Last Accounts means, in relation to any Target Company, the Accounts of that entity in respect of its financial year ended on the Last Accounts Date, as set out in the Data Room;
Last Accounts Date means 31 July 2005;
LIBOR means the display rate per annum of the offered quotation for deposits in sterling for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the parties may agree) at or about 11.00 a.m. London time on the date on which payment of the sum under this Agreement was due but not paid;
Losses means all losses, liabilities, costs, damages or expenses (including reasonable legal expenses);
Management Accounts means the management accounts of the Sellers in respect of the Business for the period from the Last Accounts Date to the end of May 2006;
material adverse change means any change, event or effect materially adverse to the turnover, financial or trading position of the Target Companies taken as a whole, but excluding (a) any material adverse change in financial, banking, capital markets or general economic conditions, (b) any matter effected pursuant to and in accordance with the provisions of this Agreement and (c) any changes in the value of the assets or liabilities of the Pension Schemes attributable to changes in the market, legislation, actuarial practice or the Pensions Schemes’ investments;
Material Contract means any contract which is material to the conduct of the Business as further defined in paragraph 6.2 of Part A of Schedule 1;
Non-Tax Claim means a Claim other than a Tax Claim;
Owned IP means all Intellectual Property Rights owned by the Target Companies including (without limitation) any such registered Intellectual Property Rights listed in Exhibit 3;
parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies;
Pension Schemes means the UK Pension Scheme and the Irish Pension Scheme;
Permitted Encumbrances means security interests arising in the ordinary course of business or by operation of law including security interests for taxation and other governmental charges;
Properties means the freehold and leasehold interests of the Target Companies brief particulars of which are set out in Schedule 8;

Proposed Transaction means the transaction contemplated by the Transaction Documents;
Purchasers means the Business Purchasers and the Share Purchasers;
Purchasers’ Group means the Purchasers and their Affiliates from time to time;
Purchasers’ Obligation means any representation, warranty or undertaking to indemnify (including any covenant to pay pursuant to the Tax Covenant and the obligation contained in clause 14.1 (Retirement Benefits)) given by the Purchasers to the Sellers under this Agreement;
Purchasers’ Bank Account means the Purchaser’s bank account at Lloyds TSB plc; account name Premier Foods Investments Limited; account number 00787103; sort code 30-00-02 (and/or such other account(s) as the Sellers and Purchasers may agree in writing);
Recipes means the recipes used by the Target Companies or any member of the Sellers’ Group in the UK and Ireland in manufacturing or developing products in the twenty four (24) months prior to Closing;
Relevant Products means all products sold by the Business immediately prior to Closing, excluding products sold under the Excluded Brands or under any other brands which the Purchasers are not acquiring by nature of this Agreement or the IP Assignments.
relief has the meaning given in the Tax Covenant;
Representatives has the meaning given in clause 29.1;
Retirement Benefit Warranties means the warranties set out in Part F of Schedule 1;
Rights Issue Period the period during which the rights issue referred to in the Underwriting Agreement is open for acceptance;
Sellers means the Business Sellers and the Share Sellers;
Sellers’ Group means the Sellers and their Affiliates from time to time but excludes the Target Companies;
Sellers Obligation means any representation, warranty or undertaking to indemnify (including any covenant to pay pursuant to the Tax Covenant) given by the Sellers to the Purchasers under this Agreement;
Sellers’ Bank Account means the Sellers’ bank account(s), the details of which shall be provided by the Sellers to the Purchasers in writing;
Senior Employee means any employee of any member of the Purchasers’ Group with an annual salary of £50,000 or more;
Senior Retained Employee means any employee of the Sellers’ Group other than the Excluded Employees with an annual salary of £50,000 or more and with whom representatives of the Purchasers’ Group have had business contact in the course of evaluating the Target Companies and in connection with the negotiation of this Agreement;
Shares means the UK Shares and the Irish Shares;

Share Purchaser means Premier Foods Investment Limited;
Share Sellers means the UK Share Seller and the Irish Share Seller;
Specific Accounting Treatments has the meaning given in Part A : of Schedule 11;
Subsidiaries means the companies details of which are set out in Part B and Part D of Exhibit 2 and Subsidiary means any one of them;
subsidiary and subsidiaries means any company in relation to which another company is its parent company;
Supply Contracts means the contracts for the supply of goods or services between (i) a third party and (ii) either a member of the Sellers’ Group or a Target Company, in each case for itself and as agent for other named members of the Sellers’ Group and/or the Target Companies, including those agreements which incorporate the Campbell’s European Purchase Terms.
Surviving Provisions means clauses 28 (Announcements), 29 (Confidentiality), 30 (Assignment), 32 (Costs), 33 (Notices), 34 (Conflict with other Agreements), 35 (Whole Agreement), 36 (Waiver, Rights and Remedies), 37 (Counterparts), 38 (Variations), 40 (Invalidity), 41 (Third Party Enforcement Rights), 42 (Governing Law and Jurisdiction) and Schedule 13 (Definitions and Interpretation);
Target Companies means the Companies and the Subsidiaries, and Target Company means any of them;
Target IP means the Owned IP and the Business Intellectual Property Rights;
Target Working Capital means the estimate of what the Working Capital will be as shown in Exhibit 4;
tax and taxation have the meanings given in the Tax Covenant;
tax authority has the meaning given in the Tax Covenant;
Tax Claim means a claim for a breach of any of the Tax Warranties or a claim under the Tax Covenant;
Tax Covenant means the covenant relating to tax set out in Schedule 9;
Tax Warranties means the warranties set out in Part G of Schedule 1 or any other Warranty in so far as it relates to Tax;
Territory means the United Kingdom and the Republic of Ireland;
Third Party Assurances means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature given (i) to a third party by a Target Company in respect of any obligation of a member of the Sellers’ Group; and/or (as the context may require) (ii) to a third party by a member of the Sellers’ Group in respect of any obligation of a Target Company;
Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien,

assignment, hypothecation, security interest, encumbrance, title retention or any other security agreement or arrangement, or any agreement to create any of the above;
Transaction Documents means this Agreement, the Disclosure Letter, the Campbell’s Trade Mark Licence, the Transitional Services Agreement and the IP Assignments;
Transitional Services Agreement means the transitional services agreement in the Agreed Form;
Trustees means the trustees of the Pension Schemes;
UK Cash Free/Debt Free Price has the meaning given to it in clause 2.2;
UK Company means Campbell Grocery Products Limited;
UK Final Share Price has the meaning given to it in clause 2.2;
UK Initial Share Price has the meaning given to it in clause 2.5;
UK IP Price has the meaning given to it in clause 2.4;
UK Pension Scheme means Campbell’s Group Pension Scheme governed by a definitive trust deed dated 6 September 1999;
UK Shares means shares comprising the entire issued share capital of the UK Company;
UK Share Seller means Campbell’s UK Limited or CUKL;
Unconditional Date has the meaning given in clause 3.4;
VAT means the tax imposed by the Sixth Council Directive of the European Community and any national legislation implementing that directive together with legislation supplemental thereto or any other sales or turnover tax of any relevant jurisdiction;
VAT legislation means any relevant enactments in relation to VAT and all notices, provisions and conditions made or issued thereunder including the terms of any agreement reached with any relevant tax authority, and any concession referred to in the Disclosure Letter;
Warranties means the warranties given pursuant to clause 8 and set out in Schedule 1;
Working Capital means, in relation to the Target Companies, the operating working capital of the Target Companies as adjusted to remove balances that are directly attributable to the Excluded Brands at Closing comprising each of the line items set out in Exhibit 4 and no others; for the avoidance of doubt Working Capital includes all accounts payable (which are listed under the following codes in the accounting records of the Target Companies: Accounts 320***), accounts receivable (Accounts 040*** and 041***), accrued liabilities (Accounts 340*** and 341***), accrued taxes (Accounts 390*** and 415***), other debtor (Accounts 045*) and stock (Accounts 060***)(as such uncapitalised terms are used and appear as line items in Exhibit 4); and for the avoidance of doubt such line items also include all interest payable or receivable accrued as at Closing (except on External Debt, Inter-Company Non-Trading Debt or Cash); and
Working Hours means 9.30am to 5.30pm in the relevant location on a Business Day.

2. Interpretation. In this Agreement, unless the context otherwise requires:
(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	references to sterling or pounds sterling or £ are references to the lawful currency from time to time of England;

(e)	for the purposes of applying a reference to a monetary sum expressed in sterling, an amount in a different currency shall be deemed to be an amount in sterling translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 2;

(f)	any statement in this Agreement qualified by the expression so far as the Sellers are aware or to the best of the Sellers’ knowledge or any similar expression shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons having made reasonable enquiry:
Rick Bjelde
Kevin Blatcher
Glyn Loveday
Edel Mahoney
Jill Johnston
Siva Sellathurai
Tim Perman
Graeme Anderson
Martin Brewis
(g)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Sellers or the Purchasers under this Agreement. References to enactments are to UK enactments unless otherwise stated.
4. Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.
5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.
6. Equivalence of provisions. References to any English legal term for any action, remedy, method of judicial proceedings, legal document, legal status, court official, or any legal concept or thing shall, in respect of any jurisdiction other than England and Wales be deemed to include reference to what most nearly approximates in that jurisdiction to the English term.

SIGNED	)	SIGNATURE:	/s/ Edward Lyons

on behalf of	)
Campbell’s UK Limited	)	Edward Lyons (as attorney in fact)

SIGNED	)	SIGNATURE:	/s/ Edward Lyons

on behalf of	)
Campbell Soup UK Limited	)	Edward Lyons (as attorney in fact)

SIGNED	)	SIGNATURE:	/s/ Edward Lyons

on behalf of	)
Campbell Netherlands Holding B.V.	)	Edward Lyons (as attorney in fact)

SIGNED	)	SIGNATURE:	/s/ Edward Lyons

on behalf of	)
Campbell Investment Company	)	Edward Lyons (as Vice President)

SIGNED	)	SIGNATURE:	/s/ Edward Lyons

on behalf of	)
Campbell Soup Company	)	Edward Lyons (as attorney in fact)

SIGNED	)	SIGNATURE:	/s/ Robert Lawson

on behalf of	)
Premier Foods Investments Limited	)	Robert Lawson (as attorney)

SIGNED	)	SIGNATURE:	/s/ Robert Lawson

on behalf of	)
HL Foods Limited	)	Robert Lawson (as attorney)

SIGNED	)	SIGNATURE:	/s/ Robert Lawson

on behalf of	)
Premier Foods plc	)	Robert Lawson (as attorney)